Exhibit 99.2

MOKO SOCIAL MEDIA LIMITED

ABN 35 111 082 485

Annual Financial Report

For the year ended 30 June 2016

1	MOKO SOCIAL MEDIA LIMITED FOR THE YEAR ENDED 30 JUNE 2016

Contents

CORPORATE DIRECTORY	3

CHAIRMAN’S REPORT	4

DIRECTORS’ REPORT	7

AUDITOR’S INDEPENDENCE DECLARATION	24

CORPORATE GOVERNANCE STATEMENT	25

INDEPENDENT AUDITOR’S REPORT	26

CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME	28

CONSOLIDATED STATEMENT OF FINANCIAL POSITION	30

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY	31

CONSOLIDATED STATEMENT OF CASH FLOWS	33

NOTES TO THE FINANCIAL STATEMENTS	34

DIRECTORS’ DECLARATION	82

SHAREHOLDER INFORMATION	83

2	MOKO SOCIAL MEDIA LIMITED FOR THE YEAR ENDED 30 JUNE 2016

CORPORATE DIRECTORY

Directors	Shripal Shah	-	Managing Director and Chief Executive Officer
	Greg McCann	-	Non-Executive Chairman
	Emma Waldon	-	Non-Executive Director and Company
Secretary
	Edward Bralower	-	Non-Executive Director

Company secretary	Emma Waldon

Registered office	Suite 5, Level 1,
442-446 Beaufort Street,
HIGHGATE WA 6003
Telephone +61 (08) 9227 7100
Fax +61 (08) 9227 7100

Principal place of business	Australia: Suite 5, Level 1, 442-446 Beaufort Street, HIGHGATE WA 6003 Telephone +61 (08) 9227 7100 Fax +61 (08) 9227 7100	United States of America: 2221 S Clark st, 12th Floor Arlington, VA 22202

Share registry	Link Market Services Limited,
Level 9, 333 Collins Street,
Melbourne VIC 3000

Auditor	BDO East Coast Partnership
Level 11, 1 Margaret Street,
Sydney NSW 2000

Solicitor	Addisons Lawyers	Loeb and Loeb LLP
	Level 12, 60 Carrington Street,	345 Park Avenue
	Sydney NSW 2000	New York, NY 10154

Bankers	Commonwealth Bank of Australia	Bank of America, the U.S.A.
	48 Martin Place,	P.O. Box 15284
	Sydney NSW 2000	Wilmington, DE 19850

Stock exchange listings	Australian Securities Exchange (ASX code: MKB)

NASDAQ Global Market (NASDAQ code: MOKO) American Depositary Shares (ADSs) were delisted from Nasdaq on 15 July 2016 but still trade on the OTC market under the code MOKOY

Listed on the ASX	27 June 2007
Listed on the NASDAQ	27 June 2014 to 15 July 2016

Internet address	http://MOKOsocialmedia.com

MOKO SOCIAL MEDIA LIMITED FOR THE YEAR ENDED 30 JUNE 2016	3

CHAIRMAN’S REPORT

Introduction

In September 2015, a strategic decision was made to focus on our core high school and college student products, preserve cash flow and exit other business categories, with the college and high school markets offering a major opportunity for the Company.

The following key milestones were achieved:

•	Significant growth in user acquisition and engagement following the portfolio realignment. In the year to June 30 2016 MOKO’s core product, REC*IT, recorded strong growth:
o	Reaching more than 720,000 first launches (‘user acquisition’)
o	Increasing its exposure to more than half of the US college student population, with a further 125 colleges added in the six months to 30 June 2016;
o	Executing REC*IT’s first marketing partnership with a major global franchise brand based in the US; and
o	Development of a new app commenced, REC*IT Plus, a “white label” subscription product targeted at recreation centre administrators, to help them manage recreational facilities and programs.

•	Strong growth in the take-up of REC*IT has continued into the new academic year (2016-17). In the period 1-28 September 2016 REC*IT has achieved[1]:
o	Over 107,000 first launches – a 23% increase on the previous corresponding period – to reach a total 872,000 first launches.
o	Over 206,000 unique visitors, or people accessing the app during the period – a significant 52% increase from the same period a year ago.
o	13 screen views per session (‘engagement’) – up 31% on previous corresponding period.
o	Over 22.9M screen or page views – up a solid 60% on previous corresponding period.
o	Product growth was achieved with no paid 3rd party marketing campaigns

MOKO’s decision to re-align its product portfolio and focus on the REC*IT suite of products targeting the US student market is well underway.

REC*IT

REC*IT is the award-winning mobile app that enables college recreation directors and students to engage in all aspects of intramural sports programming - team registration, building, scheduling and communication.

REC*IT now has exclusive access to over 10million2 students at 1,2503 colleges - more than 50% of the US college student population - through an agreement with IMLeagues LLC, the largest college sports data providers in the US.

We believe the continued strong growth in the take-up of REC*IT in the current US academic year shows that the app is not just a tool for US college students but a necessity for engaging in intramural sports. REC*IT has also been in the US iTunes top 25 free sports app category regularly in the past month. Increasing user acquisition of REC*IT is a key value driver for this asset and we are pleased with this rapid improvement.

In the last quarter we have updated REC*IT to include features not only for students but also for administrative staff at each of the colleges/universities. Students can now make mobile payments through REC*IT to pay their registration fees while signing up for intramural sports through the mobile app.

Administrators can now use REC*IT for:

•	Player Check-in
•	Live Stats
•	Editing Reports & Scores
•	Assigning Points
•	Admin Messaging
•	Cancel a game
•	Remove Players from a team roster

1 Adobe Analytics/Omniture

2 Aggregate number of enrolled students per college/university from the MOKO Social Media CRM Database. Enrolment numbers per college/university entered from college/university or Wikipedia page. Total market size taken from Statistic Brain Research Institute.

3 IMLeagues (total number of colleges/universities) in their database as of February 24, 2016. Some schools are still in the “onboarding” process and will be live between now and Sept 2016.

4	MOKO SOCIAL MEDIA LIMITED FOR THE YEAR ENDED 30 JUNE 2016

The incorporation of these administration features is part of our strategy to develop a deeper relationship with the rec departments at the universities and to ultimately achieve university administrators “mandating,” or requiring, students to download our products.

BigTeams powered by REC*IT

The BigTeams powered by REC*IT app is a platform extension that enables high school athletic directors/coaches to coordinate athletic team members, rosters, and stats, while letting students/parents check schedules, scores, and standings.

An exclusive agreement with Big Teams provides access to more than 3,4004 high schools - 13% of the US high school population

REC*IT Fitness

The REC*IT Fitness app leverages the REC*IT platform to help college recreation directors and students organize, browse and share on-campus personal fitness classes and activities. After a successful soft launch in spring 2016, REC*IT Fitness was expanded to 150 colleges and has grown to over 31,000 first launches through 28th September 2016.5

REC*Plus

During the year the Company announced the development of REC*IT Plus, a “white label” subscription product targeted at recreation centre administrators, to help them manage recreational facilities and programs. As part of a shift towards a mix of free and paid products for the colleges, REC*IT Plus will be a paid product. Select colleges will be releasing a “beta version” of their branded REC*IT Plus apps this fall with a number of other colleges currently considering signing-on to our beta program. Colleges/Universities who participate in the paid “beta” release cycle will receive a discounted subscription fee in return for early access to the product and for serving as a focus group to assist in the product roadmap.

The features of REC*IT Plus include:

•	Functionality to manage any recreation centre activity or service
•	Complete customization with individual school colours and logos
•	Searchability within app stores by university and/or recreation centre name
•	Ability for administrators to communicate seamlessly and in real-time with all recreation centre users
•	Direct links to REC*IT and REC*IT Fitness

The development of REC*IT Plus is the next step following MOKO’s decision to re-align its product portfolio and focus on the REC*IT suite.

4 BigTeams LLC

5 Adobe Analytics/Omniture

MOKO SOCIAL MEDIA LIMITED FOR THE YEAR ENDED 30 JUNE 2016	5

Market Opportunity

The US college and high school student markets present a significant opportunity for MOKO. The US college market has an annual discretionary spend of US$163 billion6 and the US high school market US$91.1 billion7.

MOKO’s exclusive agreement with IMLeagues gives it access to more than 10 million students at 1,250 colleges, reaching more than 50% of the US college student population. Typically, more than 70% of a college’s student population visits the recreation centre building every week and 75% of all college students participate in recreation centre sponsored and organized activities. MOKO’s exclusive agreement with Big Teams gives it access to more than 3,400 of the 26,957 public and private high schools in the US or 13% of the high school population.

MOKO expects that REC*IT Plus and other REC*IT enhancements planned for the next 12 months will lead to many university administrators “mandating,” or requiring, students to download its products. Achieving a campus mandate delivers a critical mass of users without the need for large paid customer acquisition campaigns.

Brands and organisations will pay a premium to build a relationship during the crucial period at the start of the consumer lifecycle. MOKO believes that its critical mass of users, combined with the strong user engagement metrics, provides a compelling proposition for national brands and organizations to partner with MOKO to reach college-age consumers.

With our footprint of 1,250 colleges and over 3,400 high schools, no one else has anywhere near the potential coverage and access to this market.

Outlook for 2017

MOKO is at the next stage of its development involving extending its product range, entrenching its position and moving to monetization. MOKO will require additional capital to execute its business plan and leverage the significant foothold established in the lucrative college and high school student markets.

In August 2016, MOKO announced that it is undertaking a review of strategic options for the future of the company and has appointed an advisor, District Capital Partners (DCP) to advise on alternatives and assist with the process. DCP is a financial advisory firm that specializes in M&A transaction execution and corporate finance services. They will be reviewing all possibilities including strategic investments and the potential sale of the Consolidated Entity. MOKO will assess any proposals received and assess whether they might deliver superior shareholder value compared with continuing to execute the Consolidated Entity’s business plan on a standalone basis. There is no defined timeline and no certainty that the evaluation will result in transaction. We will keep shareholders and the market informed.

Yours sincerely,

Greg McCann

Chairman

6 https://www.entrepreneur.com/article/241182

7 https://www.fona.com/resource-center/blog/purchasing-power-teens

6	MOKO SOCIAL MEDIA LIMITED FOR THE YEAR ENDED 30 JUNE 2016

DIRECTORS’ REPORT

The Directors present their report together with the financial statements, on MOKO Social Media Limited, and its controlled entities (Consolidated Entity or MOKO), for the year ended 30 June 2016 and the auditor’s report thereon.

Directors

The following persons were Directors of MOKO Social Media Limited during the whole of the financial year and up to the date of this report, unless otherwise noted:

Shripal Shah	-	Chief Executive Officer and Managing Director (appointed 16 May 2016 and as interim CEO from 18 February 2016)
Greg McCann	-	Non-Executive Chairman
Emma Waldon	-	Non-Executive Director (appointed 1 October 2015)
Edward Bralower	-	Non-Executive Director (appointed 30 June 2016)
Ian Rodwell	-	Chief Executive Officer and Managing Director (resigned 18 February 2016)
Jeff White	-	Non-Executive Director (resigned 17 November 2015)
Leo Hindery Jr	-	Non-Executive Director (resigned 14 April 2016)
Diana Rhoten	-	Non-Executive Director (appointed 1 October 2015 and resigned 14 April 2016)
Mark Hauser	-	Non-Executive Director (resigned 24 May 2016)

Principal activities

During the year the principal activity of the Consolidated Entity was the development and branding of mobile social networks for tailored audiences to enable mobile communities of large, like-minded groups of people to socialize and communicate around their common interests.

Dividends

No dividends were paid or declared during the year (2015: $nil).

Review of operations

MOKO Social Media Limited is organized into three operating segments: Mobile Social, Mobile Advertising and Mobile Commerce. Mobile Commerce was sold in March 2016. (2015: three operating segments including Mobile Social, Mobile Advertising and Mobile Commerce). These operating segments are based on the internal reports that are reviewed and used by the Board of Directors in assessing performance and in determining the allocation of resources. There is no aggregation of operating segments.

Mobile Social	MOKO’s proprietary mobile social networks and community/chat product business which currently represents legacy activities of our initial platform monetization efforts and is of less significance and priority than it has been historically.
Mobile Advertising	MOKO’s proprietary performance based, U.S. mobile ad network which more recently has been transitioning its business strategy to work directly with advertisers and targeting specific industry sectors (or verticals) including Mobile Games, Mobile Apps, Financial Services and Digital Publishing to allow it to provide advertisers with direct opportunities to place ads in MOKO properties such as REC*IT, REC*IT fitness, BigTeams and others. This segment represents MOKO’s core operating segment and contains the mobile community development business to be monetized via customized mobile social advertising.
Mobile Commerce

MOKO’s Australian based, online, flash sales and aspiring e-commerce product sales business, Deals I Love (Australia) Pty Ltd, which sells merchant products to customers through its website, www.dealsilove.com.au and was acquired in July 2013. Segment Mobile Commerce was discontinued after MOKO sold Deals I Love (Australia) on 30 March 16.

Further Details in relation to the review of operations are contained within the Chairman’s Report on pages 4 to 6 and a financial overview commentary follows.

MOKO SOCIAL MEDIA LIMITED FOR THE YEAR ENDED 30 JUNE 2016	7

DIRECTORS’ REPORT

Financial overview

MOKO earned revenue of $84,830 for the year (2015: $1,592,934), a decrease of 95%. The decrease was largely due to a re-positioning of the Mobile Advertising operations to focus on building users and market share rather than short-term revenues in order to better position the business to maximise its future monetization potential. Ongoing revenues in Mobile Advertising are expected to be earned from the monetization of MOKO's student products, including REC*IT, Big Teams powered by REC*IT and REC*IT Fitness. As these products are not yet commercialized, there remains uncertainty over this expectation. During the year, MOKO continued to invest in R&D and platform development. For 2016, MOKO’s received a Research & Development tax refund $905,747 from the Australian Taxation Office (2015: $947,845).

The loss for the 2016 year was $21,541,811 compared with the loss of $20,294,007 in 2015. This include the results of Discontinued operations for Mobile Performance Network, Moko Door Foundation, Tagroom Pty Ltd and Deals I Love (Australia) Pty Ltd, which contributed Revenue and a Net loss of $1,099,346 and $738,675 for the year, respectively. The loss also includes the impairment of intangible assets of $3,513,823 in Mobile Advertising Cash Generating Unit, $179,828 of Mobile Commerce Cash Generating Unit (2015: Nil) and the impairment of Available-for-sale financial assets (Big Teams LLC) of $737,811.

For 2016, MOKO’s expenses excluding impairment expenses decreased by 19% to $17,708,532 (2015: $21,890,522) resulting from a reduction in marketing expenses (decreased by $1,753,018 or 53%), employee benefit expenses (decreased by $1,133,280 or 15%), share based payments (decreased by $612,146 or 33%) and other operating overhead such as depreciation and amortization (decreased by $570,647 or 56%).

Liquidity and Financial Position

MOKO’s 30 June 2016 reporting date cash and cash equivalents (‘cash’) was $2,546,772 (2015: $7,219,908) and the net assets were $2,481,941 (2015: $11,080,576). Working capital, (defined as current assets less current liabilities) decreased to $1,696,193 (2015: $5,758,246) and pertained largely to the decrease in cash as of the Balance Sheet date.

The operating cash outflow for the year improved from $18,231,444 in 2015 to $14,309,124 in 2016, reflecting the decreased losses before impairment expenses. Investing cash outflows increased by 42% to $1,103,017 (2015: $775,134) due to payments related to the acquisition of a 10% interest in BigTeams LLC (2016: $ 1,042,142 vs 2015: $256,813). The financing cash inflows decreased by 34% to $10,722,121 (2015: $16,219,370) due to lower net proceeds received from equity capital raisings during the period.

Outlook

MOKO has made a strategic decision to focus the Company's resources on the student market. The results from the monetization of MOKO's student focused products, REC*IT and REC*IT FITNESS, are not yet reflected in MOKO's operating results or cashflows. MOKO’s decision to focus on the student market has been made on the basis that the U.S. student audience is among the most valuable to brands and advertisers and provides huge potential for future monetization.  As these products are not yet commercialized there remains uncertainty over this expectation.

Significant changes in the state of affairs

On 31 October 2015, the operations of Tagroom Pty Ltd and MOKO Performance Network (formerly OfferMobi) were discontinued. These entities were operated as part of the mobile advertising segment.

On 30 March 2016, MOKO sold Deals I Love (Australia) Pty Ltd (“DIL”) to Hedgeabelli Pty Ltd. As a condition to the occurrence of Completion, MOKO advanced $37,500 to DIL as part of the Completion Loan. On the completion date, MOKO released DIL from any outstanding loan balances amounting to $1,092,084.

On 29 April 2016, MOKO Door Foundation was discontinued operation and filed for dissolution in the State of Delaware in the US. The dissolution was duly authorised on 6 June 2016.

During the year the Company issued 904.31m new ordinary shares including net proceeds from the pro-rata entitlement issue completed in April 2016 (2015: 202.63m). The unlisted options increased to 921.71m (2015: 66.22m).

8	MOKO SOCIAL MEDIA LIMITED FOR THE YEAR ENDED 30 JUNE 2016

DIRECTORS’ REPORT

Matters subsequent to the end of the financial year

Sales agreement:

On 16 August 2016, MOKO entered into an asset sales agreement with Competitor Group, Inc. (“CGI”), under which CGI will acquire RunHaven, MOKO’s running website and social media assets for an undisclosed amount. The contract prohibits disclosure of the amount.

MOKO and CGI have also entered a marketing alliance in which they will facilitate introductions to each other’s partners to explore potential sponsorship and media opportunities.

No other matter or circumstance has arisen since 30 June 2016 that has or may significantly affect:

(a)  MOKO Social Media Limited operations in future financial years, or

(b)  The results of those operations in future financial years, or

(c)  MOKO Social Media Limited’s state of affairs in future financial years.

Likely developments and expected results of operations

Comments on expected results of certain operations of the Consolidated Entity are included in this annual report under the Chairman’s report.

During the year the principal continuing activity of the Consolidated Entity was the development and branding of mobile social media platforms for tailored audiences to enable communities of large, like-minded groups of people to socialize and communicate around their common interests. In September 2015, the Company made the strategic decision to focus its resources on its core high school and college student products, preserve cash flow and exit other business categories, with the college and high school market offering a major opportunity for the Company. MOKO’s decision to re-align its product portfolio and focus on the REC*IT suite of products targeting the US student market is well under way.

In August 2016, MOKO announced that it is undertaking a review of strategic options for the future of the company and has appointed an advisor, District Capital Partners (DCP) to advise on alternatives and assist with the process. DCP is a financial advisory firm that specializes in M&A transaction execution and corporate finance services. They will be reviewing all possibilities including strategic investments and the potential sale of the Consolidated Entity. MOKO will assess any proposals received and assess whether they might deliver superior shareholder value compared with continuing to execute the Consolidated Entity’s business plan on a standalone basis. There is no defined timeline and no certainty that the evaluation will result in transaction.

Environmental regulation

The Consolidated Entity is not subject to any significant environmental regulation under Australian or international laws

Greenhouse, gas and energy data

The Consolidated Entity is not subject to the reporting requirements of either the Energy Efficiency Opportunities Act 2006 or the National Greenhouse and Energy Reporting Act 2007 due to size and scale of its operations.

MOKO SOCIAL MEDIA LIMITED FOR THE YEAR ENDED 30 JUNE 2016	9

DIRECTORS’ REPORT

Information on Directors

Gregory Ronald McCann (Non-Executive Chairman)

63 years. Director since 24 April 2007.

Qualification

Bachelor of Business from the University of Tasmania, Fellow of the Institute of Chartered Accountants in Australia and Fellow of the Australian Institute of Company Directors

Experience and expertise

Mr McCann is currently the Managing Director and principal of the Excentor Group of companies, an independent software and consulting services supplier to the Asia Pacific region. Greg was previously a partner with Deloitte for 24 years and has held a number of senior leadership roles, including Managing Director for Deloitte Consulting/ICS in Australia, a systems integrator specialising in the implementation of enterprise applications.

Mr McCann is also Chairman of Tel.Pacific Limited, former Chairman of NBN Tasmania Limited, and on the Board of the law firm, Lander and Rogers.

Other current directorship

Tel.Pacific Limited

Former directorships in the last 3 years

NBN Tasmania Limited

Special responsibilities

Non-Executive Chairman of the Board of Directors and Member of the Compensation Committee and Audit Committee

Interest in shares and options at date of this report

Shares:	31,138,888	fully paid ordinary shares – Indirectly held
	20,000,000	performance shares – Indirectly held
Options:	5,000,000	(5,000,000 options expiring 30 July 2016, exercisable at $0.042 each) – Indirectly held

Shripal Shah (Managing Director and Chief Executive Officer)

39 years. Director since 16 May 2016.

Qualification

Bachelor of Science from University of Massachusetts, Amherst

Experience and expertise

Shripal was named Managing Director and CEO of MOKO Social Media in May 2016 after serving as Chief Operating Officer of MOKO Social Media the previous year. Prior to joining MOKO, Shripal was with the Washington Redskins of the NFL as their SVP & Chief Strategy Officer, where he was tasked with maximizing the team’s strategic and business prospects and overseeing the organization’s marketing strategy and digital and social media platforms. Shripal has more than 16 years of experience in digital strategy, development and execution. Prior to the Redskins, he was with Catalyst Public Relations where he was the social media architect of multiple award-winning digital marketing programs. He has also held stints at several web development agencies, developing strategies for Kenneth Cole, Seagram’s, Bank of New York, and Morgan Stanley, among others.

Other current directorships

None

Former directorships in the last 3 years

Nil

Special responsibilities

Chief Executive Officer and Member of the Compensation Committee and Audit Committee

Interest in shares and options at date of this report

Shares:  193,040 fully paid ordinary shares – Directly held

Options: 6,700,000

(700,000 options expiring 31 December 2016, exercisable at $0.17 each) – Directly held

(1,000,000 options expiring 28 April 2018, exercisable at $0.02 each) – Directly held

(1,000,000 options expiring 28 April 2018, exercisable at $0.03 each) – Directly held

10	MOKO SOCIAL MEDIA LIMITED FOR THE YEAR ENDED 30 JUNE 2016

DIRECTORS’ REPORT

(100,000 ADS options equivalent 4,000,000 options expiring 31 December 2018, exercisable at U$0.02 each ADS) – Directly held

Edward Bralower (Non-Executive Director)

56 years. Director appointed 30 June 2016.

Qualification

Bachelor of Arts from Franklin and Marshall College.

.

Experience and expertise

Edward Bralower spent nearly twenty-five years at Jefferies & Co. in New York City, where he held various senior level equity sales and trading roles. Additionally, Mr. Bralower was the co-head of Jefferies' Stamford, CT office, and sat on numerous committees. He was the Global Head of hedge fund relationship management.

Following his career at Jefferies, Mr. Bralower spent two years at Pali Capital and was a founding partner of Riverbank Advisors, LLC. Most recently he was a managing director at Sword, Rowe & Company.

Mr Bralower is currently associated with Wonderama Holdings, LLC., the producer of a family television show that encompasses all media distribution platforms to reach its target audience. He is presently a member of the advisory group at Formation Group, a leading Silicon Valley Venture Capital firm.

Other current directorships

Nil

Former directorships in the last 3 years

Nil

Special responsibilities

Nil

Interest in shares and options at date of this report

Shares:  200,000 fully paid ordinary shares – Indirectly held

Options: Nil

Emma Waldon

40 years. Director appointed 1 October 2015.

Qualification

Bachelor of Commerce degree at the University of Western Australia, a Member of the Australian Institute of Chartered Accountants and a Fellow of the Financial Services Institute of Australasia and a Certificated Member of the Governance Institute of Australia.

Experience and expertise

Emma Waldon has diverse global corporate advisory, capital markets and corporate governance experience having held roles in accounting and debt and equity capital markets in Australia and the United Kingdom. Emma qualified as a Chartered Accountant with Ernst & Young in Perth, worked as an Equities Analyst with Euroz Securities and spent 9 years in London with Bank of Scotland and Lloyds Bank originating and re-structuring debt finance for private equity leveraged buy-outs of businesses across Europe. Emma was most recently a Director within Deloitte’s financial advisory services division in Perth and also holds the role of Company Secretary of Hazer Group Limited.

Other current directorship

Nil

Former directorships in the last 3 years

Nil

Special responsibilities

Company Secretary and Member of Compensation Committee and Audit Committee

Interest in shares and options at date of this report

Shares: 2,300,000 fully paid ordinary shares – Indirectly held

Options: 2,000,000 (2,000,000 options expiring 27 November 2018, exercisable at $0.15 each) – Directly held

MOKO SOCIAL MEDIA LIMITED FOR THE YEAR ENDED 30 JUNE 2016	11

DIRECTORS’ REPORT

Company Secretary

Emma Waldon has been Company Secretary at MOKO since January 1, 2015. She was appointed as non-executive director in October 2015. Please refer her details to “Information on directors” as above.

Meetings of Directors

The number of meetings of the Company’s Board of Directors (including meetings of Committees of directors) held during the year ended 30 June 2016, and the numbers of meetings attended by each director were as follows:

	Director meetings	Meetings of Committees
		Audit	Compensation
Meetings held	8	3	1
Meetings attended
G McCann	8	-	1
J White (1)	4	2	-
M Hauser (2)	6	3	1
I Rodwell (3)	5	-	-
L Hindery (4)	6	2	-
D Rhoten (5)	3	-	-
E Waldon (6)	5	1	-
S Shah (7)	2	-	-

(1)	Represents the number of meetings held and attended during the time the director held office or was a member of the relevant Committee, between 1 July 2015 and resignation date of 17 November 2015.
(2)	Represents the number of meetings held and attended during the time the director held office or was a member of the relevant Committee, between 1 July 2015 and resignation date of 24 May 2016.
(3)	Represents the number of meetings held and attended during the time the director held office or was a member of the relevant Committee, between 1 July 2015 and resignation date of 18 February 2016.
(4)	Represents the number of meetings held and attended during the time the director held office or was a member of the relevant Committee, between 1 July 2015 and resignation date of 14 April 2016.
(5)	Represents the number of meetings held and attended during the time the director held office or was a member of the relevant Committee, between appointment date of 1 October 2015 and resignation date of 14 April 2016.
(6)	Represents the number of meetings held and attended during the time the director held office or was a member of the relevant Committee, between appointment date of 1 October 2015 and the year end.
(7)	Represents the number of meetings held and attended during the time the director held office or was a member of the relevant Committee, between appointment date of 16 May 2016 and the year end.

12	MOKO SOCIAL MEDIA LIMITED FOR THE YEAR ENDED 30 JUNE 2016

DIRECTORS’ REPORT

Remuneration report (Audited)

The Remuneration Report, which has been audited, outlines the director and executive remuneration arrangements for the Consolidated Entity and the Company, (MOKO), in accordance with the requirements of the Corporations Act 2001 and its Regulations.

The Remuneration Report is set out under the following headings:

A	Principles used to determine the nature and amount of remuneration
B	Details of remuneration
C	Service agreements
D	Share-based compensation
E	Additional disclosure relating to key management personnel

A.	Principles used to determine the nature and amount of remuneration

The objective of the Consolidated Entity’s executive reward framework is to ensure reward for performance is competitive and appropriate for the results delivered. The framework aligns executive reward with the achievement of strategic objectives and the creation of value for shareholders, and conforms with market best practice for delivery of reward. The Board ensures that executive reward satisfies the following criteria for good reward governance practices:

•	competitiveness and reasonableness
•	acceptability to shareholders
•	performance linkage / alignment of executive compensation
•	transparency
•	capital management.

Remuneration structure

In accordance with best practice corporate governance, the structure of non-executive directors’ remuneration is clearly distinguished from that of executives. Remuneration is determined by the Compensation Committee.

The remuneration structure for directors, company secretary and senior managers is based on the following factors:

•	experience of the individual concerned
•	the overall performance of the market in which the Consolidated Entity operates
•	the overall performance of the Consolidated Entity.

Non-executive director remuneration

The ASX Listing Rules requires that the aggregate non-executive directors’ remuneration shall be determined periodically by a general meeting. Aggregate fixed remuneration for all non-executive directors as determined by the Board is not to exceed $650,000 per annum, approved by 2015 Annual General Meeting in November 2015. Directors’ fees cover all main Board and Committee activities.

The level of non-executive directors’ fixed fees as at the reporting date is as follow:

Name	Non-executive directors’ fees
G McCann	$112,500 per annum
E Bralower	USD$50,000 per annum
E Waldon	$25,000 per annum

Non-executive directors receive performance related compensation, via options and Performance Shares following receipt of shareholder approval. The issue of share based payments as part of director remuneration ensures that director remuneration is competitive with market standards as well as providing an incentive to pursue longer term success for the Company. It also reduces the demand on the cash resources of the Company, and assists in ensuring the continuity of service of directors who have extensive knowledge of the Company, its business activities and assets and the industry in which it operates. Details of share-based compensation is contained in section D - Share-based compensation of this report.

Non-executive directors do not receive any retirement benefits, other than statutory superannuation.

MOKO SOCIAL MEDIA LIMITED FOR THE YEAR ENDED 30 JUNE 2016	13

DIRECTORS’ REPORT

Executive remuneration

Remuneration for executives is set out in employment agreements. Details of employment agreements with executives are provided below, in section C of this Remuneration Report.

Executive directors may receive performance related compensation but do not receive any retirement benefits, other than statutory superannuation.

Fixed remuneration

Fixed remuneration consists of base compensation (which is calculated on a total cost basis and includes any FBT charges related to employee benefits including motor vehicles) as well as employer contributions to superannuation and healthcare funds.

Fixed remuneration will be reviewed at least annually by the Compensation Committee through a process that considers individual and overall performance of the Company. This review took place during the 2016 fiscal year.

Short-term incentive

Performance based short-term incentives (STI) may be provided to key management personnel and certain other employees in the form of cash bonuses. The performance based conditions are chosen to incentivise and reward staff in delivering challenging yet critical, short term outcomes that contribute to the delivery of the Company’s business plan and longer term objectives. The Compensation Committee periodically determines the STI for the Chief Executive Officer (CEO) and for other staff, in conjunction with the CEO. During the 2016 fiscal year, the CEO and other senior manager’s STI was determined by the Board of Directors as a whole and no STI payments were made to the CEO.

Long-term incentives

Long-term incentives (LTI) may be provided to key management personnel and certain other employees in the form of options over ordinary shares or American Depositary Shares of the Company or Performance Shares. LTIs are considered to promote continuity of employment and provide additional incentive to recipients to increase shareholder wealth. Options and Performance Shares may only be issued to directors subject to approval by shareholders in a general meeting. Options and Performance Shares issued as LTI are set out under section D of this Remuneration Report.

Consequences of performance on shareholder wealth

In considering the Consolidated Entity’s performance and benefits for shareholder wealth, the directors have regard to the following indices in respect of the current financial year and the previous four financial years:

	2016	2015 *	2014 *	2013	2012
Sales revenue
- Continuing operation	84,830	1,592,934	851,448	6,020,593	1,722,484
- Discontinuing operation	1,099,346	4,694,199	7,376,703	9,128,887	10,909,809
Loss after income tax	(21,541,811)	(20,294,007)	(13,596,459)	(6,278,079)	(2,432,246)
Dividends paid	Nil	Nil	Nil	Nil	Nil
Share price at end of the year	0.01	0.12	0.19	0.04	0.04
Basic loss per share	(2.20)	(3.28)	(2.85)	(2.05)	(1.88)

* The restatement of revenue in comparative year 2015 & 2014 are related to discontinued operations.

Use of remuneration consultants

The Board Committee engaged the services of BDO USA, LLP during the 2015 financial year to conduct an independent review of its compensation programs and to benchmark compensation levels of its key management personnel.

Voting and comments made at the Company’s 2015 Annual General Meeting

The Company received more than 97% of “for” votes on its Remuneration Report for the year ended 30 June 2015 The Company did not receive any specific feedback at the AGM or throughout the year on its remuneration practices.

14	MOKO SOCIAL MEDIA LIMITED FOR THE YEAR ENDED 30 JUNE 2016

DIRECTORS’ REPORT

B.	Details of remuneration

Amounts of remuneration

Details of the remuneration of the directors and any other key management personnel (defined as those who have the authority and responsibility for planning, directing and controlling the major activities of the Consolidated Entity) and specified executives of MOKO Social Media Limited and the Group are set out in the following tables.

Key management personnel of the Consolidated Entity consisted of the directors and Managing Director of MOKO Social Media Limited:

•	Greg McCann – Non-Executive Chairman
•	Ian Rodwell - Chief Executive Officer and Managing Director (until 18 February 2016)
•	Shripal Shah - Interim CEO (from 18 February, 2016), Managing Director & CEO (from 16 May 2016)
•	Mark Hauser - Non Executive Director (until 24 May, 2016)
•	Jeff White - Non-Executive Director (until 17 November, 2015)
•	Leo Hindery Jr - Non-Executive Director (until 14 April 2016)
•	Diana Rhoten - Non-Executive Director (from 1 October 2015 until 14 April 2016)
•	Emma Waldon – Company Secretary (from 1 January 2015), Non-Executive Director (from 1 October 2015)
•	E Bralower - Non-Executive Director (from 30 June 2016)

	SHORT-TERM				POST-EMPLOYMENT		SHARE-BASED
2016	Salary & Fees	Bonus	Termination	Other	Super- annuation	Retirement benefits	Performance Shares	Options / ADS shares	Total $

Non-Executive Directors
G McCann[1]	102,740	-	-	-	9,760	-	310,074	-	422,574
M Hauser	75,665	-	-	-	-	-	-	72,857	148,522
J White	12,177	-	-	-	1,157	-	-	-	13,334
L Hindery	43,708	-	-	-	-	-	-	72,857	116,565
R Diana	29,922	-	-	-	-	-	-	37,502	67,424
E Bralower	-	-	-	-	-	-	-	-	-
Executive Directors
I Rodwell[4]	361,047	-	204,523	89,330	-	-	-	102,493	757,393
S Shah[2]	151,447	32,621	-	330	-	-	-	753	185,151
Other Key Management Personnel
E Waldon	71,969	-	-	-	6,832	-	-	55,771	134,572
TOTAL	848,675	32,621	204,523	89,660	17,749	-	310,074	342,233	1,845,535

	SHORT-TERM				POST-EMPLOYMENT		SHARE-BASED
2015	Salary & Fees	Bonus	Termination	Other	Super- annuation	Retirement benefits	Performance Shares	Options / ADS shares	Total $

Non-Executive Directors
G McCann[1]	109,970	-	-	-	10,447	-	759,577	-	879,994
P Yates	11,417	-	-	-	-	-	-	-	11,417
J De Back	22,500	-	-	-	-	-	-	78,737	101,237
M Hauser	62,101	-	-	-	-	-	-	118,105	180,206
J White	15,221	-	-	-	1,446	-	-	-	16,667
L Hindery	12,879	-	-	-	-	-	-	-	12,879
Executive Directors
I Rodwell[4]	388,129	-	-	91,014	-	-	-	308,628	787,771
Other Key Management Personnel
A W Bursill[3]	-	-	-	-	-	-	-	-	-
E Waldon	27,397	-	-	-	2,603	-	-	-	30,000
TOTAL	649,614	-	-	91,014	14,496	-	759,577	505,470	2,020,171

MOKO SOCIAL MEDIA LIMITED FOR THE YEAR ENDED 30 JUNE 2016	15

DIRECTORS’ REPORT

1.	G McCann is an associate of Consortio Pty Limited (“Consortio”) who leases office space in Sydney to MOKO. The lease agreement between MOKO and Consortio was based on normal commercial terms and was terminated in August 2015. A total of $1,664 (2015: $20,047) was received by Consortio in relation to this agreement for the year.
2.	S Shripal’s remuneration is from his appointment as Interim Chief Executive Officer on 18 February 2016. STI bonus of US$25,000 was paid on the completion of a capital raise and options were issued in April 2016 per service agreement.
3.	A W Bursill, Company Secretary until 31 January 2015, was an associate of Franks & Associates Pty Ltd who provided Company secretarial services to MOKO. The contract between MOKO and Franks & Associates was based on normal commercial terms. A total of $56,670 was received by Franks & Associates in relation to this contract for the year ended 30 June 2015.
4.	I Rodwell was CEO and Managing Director up until 18 February 2016. Other amounts include rental assistance and health related insurance. Termination amounts include salary payments during a 6 month notice period and accrued annual leave and long service leave entitlements.

The performance linked and fixed proportions of remuneration are as follows:

	Fixed remuneration		STI		LTI
Name	2016	2015	2016	2015	2016	2015
Non-Executive Directors
G McCann	27%	14%	-	-	73%	86%
P Yates	-	100%	-	-	-	-
J De Back	-	22%	-	-	-	78%
M Hauser	51%	34%	-	-	49%	66%
J White	100%	100%	-	-	-	-
L Hindery	37%	100%	-	-	63%	-
R Diana	44%				56%
E Bralower	-	-	-	-	-	-
Executive Directors
I Rodwell	86%	61%	-	-	14%	39%
S Shah	82%	-	18%	-	-	-
Other Key Management Personnel
E Waldon	59%	100%	-	-	41%	-
A W Bursill	-	-	-	-	-	-

C.	Service agreements

Remuneration and other terms of employment for key management personnel are formalised in service agreements, Details of the agreement is as follows:

Name:	Ian Rodwell
Title:	Chief Executive Officer and Managing Director
Agreement commenced:	15 January 2007
Term of agreement:	Ceased on 15 August 2016

Details:	Base annual package* and discretionary options remuneration, subject to a performance review at the conclusion of each financial year. 6 month termination notice by either party. 6 month non-solicitation clause after termination. The Company may terminate the agreement with cause in certain circumstances such as gross misconduct.

* Base annual package:	Before 1 December 2013:
Base salary $250,000 per annum plus statutory superannuation.

1 December 2013 to 31 March 2014:
The annual base salary $325,000 per annum plus statutory superannuation and a bonus opportunity up to $50,000 ($25,000 payable upon a NASDAQ listing and

16	MOKO SOCIAL MEDIA LIMITED FOR THE YEAR ENDED 30 JUNE 2016

DIRECTORS’ REPORT

$25,000 payable upon successful completion of the 20 college Pilot Testing Phase of the company’s Rec*IT product)

1 April 2014 and onwards:
Annual base salary of US$325,000 per annum; and rental assistance of US$5,000 per month to be reviewed in two years. Healthcare related insurance is paid at approximately US$20,000 per annum.

Name:	Shripal Shah
Title:
Chief Executive Officer and Managing Director from 16th May 2016
Interim Chief Executive Officer (“Interim CEO”) from 18 February 2016
Agreement commenced:	18 February 2016
Term of agreement:	Open

Details:	Compensation subject to a performance review at the conclusion of each financial year. Termination payments: If terminated by the Company for any reason other than cause, the Company shall pay the Executive’s salary for 6 months from the date of termination. If employed for more than two years, the Company shall continue to pay one month’s salary for each full year in which the Executive has been employed, but in no event for more than 12 months. In any event, the maximum amount payable is the Executive’s average salary over the year up until termination

*Compensation:	Annual base salary of US$300,000 per annum
STI: Upon the six month anniversary of Interim CEO commencement date, the Company shall pay a bonus of US $25,000.

Name:	Emma Waldon
Title:	Company Secretary
Agreement commenced:	1 January 2015
Term of agreement:	Open

Details:	$60,000 per annum inclusive of compulsory superannuation to provide company secretarial services. 60 day termination notice by either party.

D.	Share-based compensation

The share based LTI compensation issued to Directors and other key management personnel is as follows:

Options over Ordinary Shares

The terms and conditions of each grant of options during this financial year affecting remuneration of directors and any other key management personnel in this financial year or future reporting years are as follows:

Option series	Numbers of options issued	Grant date	Vesting date and exercisable date	Expiry date	Exercise Price	Fair value per option at grant date

Director	2,000,000	1-Oct-15	27-Nov-15	27-Nov-18	$0.15	$0.11
Interim CEO	1,000,000	28-Apr-16	28-Apr-16	28-Apr-18	$0.02	$0.01
Interim CEO	1,000,000	28-Apr-16	Vesting condition (1)	28-Apr-18	$0.03	$0.01
Total	4,000,000

(1) The options shall vest upon the earlier of the nine (9) month anniversary of the Interim CEO Commencement Date or a change of control and shall expire on the twenty-four (24) month anniversary of the Interim CEO Commencement Date.

Options granted carry no dividend or voting rights.

MOKO SOCIAL MEDIA LIMITED FOR THE YEAR ENDED 30 JUNE 2016	17

DIRECTORS’ REPORT

American Depositary Shares under options (where one ADS = 40 Ordinary shares)

Option series	Numbers of options issued	Numbers of ADS option issued	Grant date	Vesting date and exercisable date	Expiry date	Exercise Price per ADS	Fair value per option at grant date

Director	6,000,000	150,000	1-Sep-15	27-Nov-16 (2)	27-Nov-19	US$5.35	US$3.41
Director	6,000,000	150,000	1-Sep-15	27-Nov-17 (2)	27-Nov-20	US$5.35	US$3.41
Director	6,000,000	150,000	1-Sep-15	27-Nov-15	27-Nov-18	US$3.55	US$3.41
Director	2,000,000	50,000	1-Oct-15	27-Nov-15	27-Nov-18	US$3.55	US$3.10
Total	20,000,000	500,000

(2) Vesting share price hurdle of Share price performance hurdle: options will only vest if the volume weight average price (VWAP) of the Company’s ADSs over a 30 Trading Day period exceeds US$8.00.

Options granted carry no dividend or voting rights.

Details of options over ordinary shares issued to directors and any other key management personnel as part of compensation during the year ended 30 June 2016 are set out below:

Number of options granted during the year			Number of options vested during the year

Name	2016	2015	2016	2015
I Rodwell	12,000,000	7,500,000	5,250,000	7,500,000
J De Back (1)	-	2,000,000	-	2,000,000
M Hauser	3,000,000	3,000,000	3,000,000	3,000,000
L Hindery	3,000,000	-	3,000,000	-
D Rhoten	2,000,000	-	2,000,000	-
E Waldon	2,000,000	-	2,000,000	-
S Shah (2)	2,000,000	-	1,000,000	-
Total	24,000,000	12,500,000	16,250,000	12,500,000

(1)	A total of 2,000,000 options granted to J De Back in November 2014 were cancelled in April 2015.
(2)	The options were issued to Shirpal as part of compensation of interim CEO before he was appointed as a managing director in May 2016.

Performance Shares

No Performance Shares were granted to directors and other key management personnel as part of compensation during the year ended 30 June 2016 (2015: Nil).

The value of options over ordinary shares granted, exercised and lapsed and of Performance Shares for directors and any other key management personnel during the year ended 30 June 2016 are set out below:

	Value of options granted during the year	Value of options lapsed during the year	Value of Performance Shares amortised during the year	Remuneration consisting of options during the year

Name	$	$	$	%
G McCann	-	(459,046)	310,074	73%
S Shah (1)	753	-	-	-
I Rodwell (2)	102,493	(918,092)	-	14%
M Hauser (3)	72,857	(99,519)	-	49%
L Hindery (4)	72,857	-	-	63%
D Rhoten (5)	37,502	-	-	56%

18	MOKO SOCIAL MEDIA LIMITED FOR THE YEAR ENDED 30 JUNE 2016

DIRECTORS’ REPORT

	Value of options granted during the year	Value of options lapsed during the year	Value of Performance Shares amortised during the year	Remuneration consisting of options during the year

Name	$	$	$	%
E Waldon (6)	55,771	-	-	41%
Total	342,233	(1,476,657)	310,074

(1)	Represents the movement of options during the time as an interim CEO from 18 February 2016.
(2)	Represents the movement of options during the time as a director, between 1 July 2015 and resignation date of 18 February 2016.
(3)	Represents the movement of options during the time as a director, between 1 July 2015 and resignation date of 24 May 2016.
(4)	Represents the movement of options during the time as a director, between 1 July 2015 and resignation date of 14 April 2016.
(5)	Represents the movement of options during the time as a director, between 1 October 2015 and resignation date of 14 April 2016.
(6)	Represents the movement of options during the time as a director from 1 October 2015.

E.	Additional disclosures relating to key management personnel

The number of shares in the company held during the financial year by each director and other members of key management personnel of the consolidated entity, including their personally related parties, is set out below:

Ordinary shares	Balance at start of the year / on appointment	Granted as remuneration	On exercise of options	Bought	Sold	Balance at end of the year / on resignation

2016
G McCann	15,944,444	-	-	15,194,444	-	31,138,888
S Shah (1)	193,040	-	-	-	-	193,040
I Rodwell (2)	6,032,917	-	-	-	-	6,032,917
M Hauser (3)	4,910,000	-	-	4,910,000	-	9,820,000
J White (4)	580,000	-	-	-	-	580,000
L Hindery (5)	-	-	-	2,638,500	-	2,638,500
D Rhoten	-	-	-	-	-	-
E Waldon (6)	800,000	-	-	1,500,000	-	2,300,000
E Bralower (7)	200,000	-	-	-	-	200,000
	28,660,401	-	-	24,242,944	-	52,903,345

(1)	Opening balance represents ordinary shares held on appointment of interim CEO (18 February 2016)
(2)	Closing balance represents ordinary shares held on resignation (18 February 2016)
(3)	Closing balance represents ordinary shares held on resignation (24 May 2016)
(4)	Closing balance represents ordinary shares held on resignation (17 November 2015)
(5)	Closing balance represents ordinary shares held on resignation (14 April 2016)
(6)	Opening balance represents ordinary shares held on appointment (1 October 2015)
(7)	Opening balance represents ordinary shares held on appointment (30 June 2016)

MOKO SOCIAL MEDIA LIMITED FOR THE YEAR ENDED 30 JUNE 2016	19

DIRECTORS’ REPORT

The numbers of options over ordinary shares in the Company held during the financial year by each director of the Company and other key management personnel of the Company, including their personally related parties, are set out below.

	Balance at the start of the year / on appointment	Granted during the year as compensation	Exercised during the year	Lapsed during the year		Balance at the end of the year / on resignation
Options over ordinary shares					Forfeited/ Other changes during the year
2016
G McCann	10,000,000	-	-	(5,000,000)	-	5,000,000
S Shah (1)	4,700,000	2,000,000	-	-	-	6,700,000
I Rodwell (2)	17,500,000	12,000,000	-	(10,000,000)	-	19,500,000
M Hauser (3)	5,000,000	3,000,000	-	(2,000,000)	-	6,000,000
J White (4)	-	-	-	-	-	-
L Hindery (5)	-	3,000,000	-	-	-	3,000,000
D Rhoten (6)	-	2,000,000	-	-	-	2,000,000
E Waldon (7)	-	2,000,000	-	-	-	2,000,000
E Bralower (8)	-	-	-	-	-	-
	37,200,000	24,000,000	-	(17,000,000)	-	44,200,000

(1)	Opening balance represents ordinary shares options held on appointment of interim CEO (18 February 2016)
(2)	Closing balance represents ordinary shares options held on resignation (18 February 2016)
(3)	Closing balance represents ordinary shares options held on resignation (24 May 2016)
(4)	Closing balance represents ordinary shares options held on resignation (17 November 2015)
(5)	Closing balance represents ordinary shares options held on resignation (14 April 2016)
(6)	Closing balance represents ordinary shares options held on resignation (14 April 2016)
(7)	Opening balance represents ordinary shares options held on appointment (1 October 2015)
(8)	Opening balance represents ordinary shares options held on appointment (30 June 2016)

This concludes the Remuneration Report, which has been audited.

20	MOKO SOCIAL MEDIA LIMITED FOR THE YEAR ENDED 30 JUNE 2016

DIRECTORS’ REPORT

Shares under option

At the date of this report, unissued ordinary shares of the Company under option are:

Table A – Shares under options

Class	Expiry Date	Exercise Price	Number of Options
Unlisted Director Options	26-Nov-17	$0.19	7,500,000
Unlisted Director Options	26-Nov-16	$0.19	3,000,000
Unlisted Employee Options	31-Jan-17	$0.20	1,000,000
Unlisted Employee Options	20-Dec-16	$0.20	1,000,000
Unlisted Employee Options	31-Dec-16	$0.17	700,000
Unlisted Employee Options	31-Dec-16	$0.08	750,000
Unlisted Options – Director	27-Nov-18	$0.15	2,000,000
Unlisted Options – Director	28-Apr-18	$0.02	1,000,000
Unlisted Options – Director	28-Apr-18	$0.03	1,000,000
Entitlement Issue	12-Apr-17	$0.02	408,943,371
Underwriting fees	12-Apr-17	$0.02	8,250,000
Broker commission	12-Apr-17	$0.02	1,699,192
Short term loan fees & interest	12-Apr-17	$0.02	2,062,192
Corporate advisory fees	12-Apr-17	$0.02	10,000,000
Entitlement Issue	12-Apr-19	$0.04	408,943,371
Underwriting fees	12-Apr-19	$0.04	8,250,000
Broker commission	12-Apr-19	$0.04	1,699,192
Short term loan fees & interest	12-Apr-19	$0.04	2,062,192
Corporate advisory fees	12-Apr-19	$0.04	10,000,000
Unlisted Options over American Depositary Shares (Unlisted ADS Options)	Refer to table B		27,100,000
Total			906,959,510

Table B – American Depositary Shares under options (where one ADS = 40 Ordinary shares)

Class	Grant Date	Expiry Date	Exercise Price (per ADS in US$)	Number granted (in ADSs)	Number granted (in ordinary shares)
Unlisted ADS Options	30-Jun-14	31-Dec-16	$6.29	25,000	1,000,000
Unlisted ADS Options	23-Dec-14	3-Dec-16	$4.58	7,500	300,000
Unlisted Options - Employee	19-Sep-15	31-Jul-17	$4.00	20,000	800,000
Unlisted Options - Employee	22-Sep-15	22-Sep-17	$3.00	25,000	1,000,000
Unlisted Options - Director	1-Sep-15	27-Nov-19	$5.35	150,000	6,000,000
Unlisted Options - Director	1-Sep-15	27-Nov-20	$5.35	150,000	6,000,000
Unlisted Options - Director	1-Sep-15	27-Nov-18	$3.55	75,000	3,000,000
Unlisted Options - Director	1-Sep-15	27-Nov-18	$3.55	75,000	3,000,000
Unlisted Options - Director	1-Oct-15	27-Nov-18	$3.55	50,000	2,000,000
Unlisted Options - Director	15-Jan-16	31-Dec-18	$1.14	100,000	4,000,000
Total				677,500	27,100,000

MOKO SOCIAL MEDIA LIMITED FOR THE YEAR ENDED 30 JUNE 2016	21

DIRECTORS’ REPORT

These options do not entitle the holder to participate in any share issue of the Company or any other entity.

Shares issued on the exercise of options

During or since the end of the financial year, the Consolidated Entity didn’t issue ordinary shares of the Company as a result of the exercise of options. (2015: 154,173,445)

Indemnity and insurance of officers

The Company has indemnified the directors and executives of the company for costs incurred, in their capacity as a director or executive, for which they may be held personally liable, except where there is a lack of good faith.

During the financial year, the Company paid a premium in respect of a contract to insure the directors and executives of the company against a liability to the extent permitted by the Corporations Act 2001. The contract of insurance prohibits disclosure of the nature of liability and the amount of the premium.

Indemnity and insurance of auditor

The Company has not, during or since the financial year, indemnified or agreed to indemnify the auditor of the Company or any related entity against liability incurred by the auditor.

During the financial year, the Company has not paid a premium in respect of a contract to insure the auditor of the Company or any related entity.

Proceedings on behalf of the Company

No person has applied to the Court under section 237 of the Corporations Act 2001 for leave to bring proceedings on behalf of the Company, or to intervene in any proceedings to which the Company is a party for the purposes of taking responsibility on behalf of the Company for all or part of those proceedings.

Audit services

During the year the following fees were paid or payable for services provided by the auditor:

	Consolidated
	2016	2015
	$	$
Audit services
Audit and review of financial reports – BDO	175,680	335,715
F1 review of financial reports – BDO	30,434	23,614

	206,114	359,329

The directors are satisfied that the provision of non-audit services during the financial year, by the auditor (or by another person or firm on the auditor's behalf), is compatible with the general standard of independence for auditors imposed by the Corporations Act 2001.

The directors are of the opinion that these services do not compromise the external auditor's independence requirements of the Corporations Act 2001 for the following reasons:

•	all non-audit services have been reviewed and approved to ensure that they do not impact the integrity and objectivity of the auditor; and

•	none of the services undermine the general principles relating to auditor independence as set out in APES 110 Code of Ethics for Professional Accountants issued by the Accounting Professional and Ethical Standards Board, including reviewing or auditing the auditor's own work, acting in a management or decision-making capacity for the company, acting as advocate for the company or jointly sharing economic risks and rewards.

There are no officers of the Company who are former BDO audit partners.

22	MOKO SOCIAL MEDIA LIMITED FOR THE YEAR ENDED 30 JUNE 2016

DIRECTORS’ REPORT

Auditors’ independence declaration

A copy of the auditors’ independence declaration as required under section 307C of the Corporations Act 2001 is set out on page 24.

Auditor

BDO continues in office in accordance with section 327 of the Corporations Act 2001.

This report is made in accordance with a resolution of directors, pursuant to section 298(2)(a) of the Corporations Act 2001. On behalf of directors:

Greg McCann Chairman Date: 30 September 2016 Sydney, Australia	Shripal Shah Managing Director Date: 30 September 2016 Virginia, USA

MOKO SOCIAL MEDIA LIMITED FOR THE YEAR ENDED 30 JUNE 2016	23

Tel: +61 2 9251 4100 Fax: +61 2 9240 9821 www.bdo.com.au	Level 11, 1 Margaret St Sydney NSW 2000 Australia

DECLARATION OF INDEPENDENCE BY GRANT SAXON TO THE DIRECTORS OF MOKO SOCIAL MEDIA LIMITED

As lead auditor of Moko Social Media Limited for the year ended 30 June 2016, I declare that, to the best of my knowledge and belief, there have been:

1.	No contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the audit; and
2.	No contraventions of any applicable code of professional conduct in relation to the audit.

This declaration is in respect of Moko Social Media Limited and the entities it controlled during the financial year.

Grant Saxon

Partner

BDO East Coast Partnership

Sydney, 30 September 2016

BDO East Coast Partnership ABN 83 236 985 726 is a member of a national association of independent entities which are all members of BDO Australia Ltd ABN 77 050 110 275, an Australian company limited by guarantee. BDO East Coast Partnership and BDO Australia Ltd are members of BDO International Ltd, a UK company limited by guarantee, and form part of the international BDO network of independent member firms. Liability limited by a scheme approved under Professional Standards Legislation, other than for the acts or omissions of financial services licensees.

24	MOKO SOCIAL MEDIA LIMITED FOR THE YEAR ENDED 30 JUNE 2016

CORPORATE GOVERNANCE STATEMENT

Please see following URL of the company website page where the statement is located.

http://MOKOsocialmedia.com/#corporate-info

MOKO SOCIAL MEDIA LIMITED FOR THE YEAR ENDED 30 JUNE 2016	25

Tel: +61 2 9251 4100 Fax: +61 2 9240 9821 www.bdo.com.au	Level 11, 1 Margaret St Sydney NSW 2000 Australia

INDEPENDENT AUDITOR’S REPORT

To the members of MOKO Social Media Limited

Report on the Financial Report

We have audited the accompanying financial report of MOKO Social Media Limited, which comprises the consolidated statement of financial position as at 30 June 2016, the consolidated statement of profit or loss and other comprehensive income, the consolidated statement of changes in equity and the consolidated statement of cash flows for the year then ended, notes comprising a summary of significant accounting policies and other explanatory information, and the directors’ declaration of the consolidated entity comprising the company and the entities it controlled at the year’s end or from time to time during the financial year.

Directors’ Responsibility for the Financial Report

The directors of the company are responsible for the preparation of the financial report that gives a true and fair view in accordance with Australian Accounting Standards and the Corporations Act 2001 and for such internal control as the directors determine is necessary to enable the preparation of the financial report that gives a true and fair view and is free from material misstatement, whether due to fraud or error. In Note 1, the directors also state, in accordance with Accounting Standard AASB 101 Presentation of Financial Statements, that the financial statements comply with International Financial Reporting Standards.

Auditor’s Responsibility

Our responsibility is to express an opinion on the financial report based on our audit. We conducted our audit in accordance with Australian Auditing Standards. Those standards require that we comply with relevant ethical requirements relating to audit engagements and plan and perform the audit to obtain reasonable assurance about whether the financial report is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial report. The procedures selected depend on the auditor’s judgement, including the assessment of the risks of material misstatement of the financial report, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the company’s preparation of the financial report that gives a true and fair view in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Independence

In conducting our audit, we have complied with the independence requirements of the Corporations Act 2001. We confirm that the independence declaration required by the Corporations Act 2001, which has been given to the directors of MOKO Social Media Limited, would be in the same terms if given to the directors as at the time of this auditor’s report.

BDO East Coast Partnership ABN 83 236 985 726 is a member of a national association of independent entities which are all members of BDO Australia Ltd ABN 77 050 110 275, an Australian company limited by guarantee. BDO East Coast Partnership and BDO Australia Ltd are members of BDO International Ltd, a UK company limited by guarantee, and form part of the international BDO network of independent member firms. Liability limited by a scheme approved under Professional Standards Legislation, other than for the acts or omissions of financial services licensees.

26	MOKO SOCIAL MEDIA LIMITED FOR THE YEAR ENDED 30 JUNE 2016

Opinion

In our opinion:

(a)	the financial report of MOKO Social Media Limited is in accordance with the Corporations Act 2001, including:

(i)	giving a true and fair view of the consolidated entity’s financial position as at 30 June 2016 and of its performance for the year ended on that date; and

(ii)	complying with Australian Accounting Standards and the Corporations Regulations 2001; and

(b)	the financial report also complies with International Financial Reporting Standards as disclosed in Note 1.

Emphasis of matter

Without modifying our opinion, we draw attention to Note 1 in the financial report, which indicates that the ability of the consolidated entity to continue as a going concern is dependent upon the future successful raising of necessary funding through equity. These conditions, along with other matters as set out in Note 1, indicate the existence of a material uncertainty that may cast significant doubt about the consolidated entity’s ability to continue as a going concern and therefore, the consolidated entity may be unable to realise its assets and discharge its liabilities in the normal course of business.

Report on the Remuneration Report

We have audited the Remuneration Report included under the heading ‘Remuneration Report’ in the directors’ report for the year ended 30 June 2016. The directors of the company are responsible for the preparation and presentation of the Remuneration Report in accordance with section 300A of the Corporations Act 2001. Our responsibility is to express an opinion on the Remuneration Report, based on our audit conducted in accordance with Australian Auditing Standards.

Opinion

In our opinion, the Remuneration Report of MOKO Social Media Limited for the year ended 30 June 2016 complies with section 300A of the Corporations Act 2001.

BDO East Coast Partnership

Grant Saxon

Partner

Sydney, 30 September 2016

MOKO SOCIAL MEDIA LIMITED FOR THE YEAR ENDED 30 JUNE 2016	27

CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

For the year ended 30 June 2016

		Consolidated
	Note	2016	2015 (restated)*
		$	$
Revenue and other income
Revenue	5	84,830	1,592,934
Interest income	5	17,830	187,085
Other income	5	1,049,481	947,845
Expenses
Cost of providing services		(87,102)	(1,309,753)
License fee		(2,320,960)	(1,539,910)
Computer expenses		(446,614)	(336,994)
Marketing expenses		(1,540,871)	(3,293,889)
Travel and entertainment expenses		(472,066)	(806,946)
Occupancy expenses		(496,146)	(422,726)
Administration expenses		(1,105,658)	(903,100)
Exchange loss		(79,725)	55,582
Finance costs		(65,201)	(6,635)
Legal and professional fees		(2,239,824)	(2,125,799)
Employee benefits expenses	6	(6,199,744)	(7,333,024)
Share based payments	6	(1,263,528)	(1,875,674)
Depreciation and amortisation	6	(443,876)	(1,014,523)
Other expenses		(11,015)	-
Product cost		(936,202)	(977,131)
Impairment expenses	6	(4,253,634)	-

Loss before income tax		(20,810,025)	(19,162,658)
Income tax benefit	7	6,889	166,723

Loss after income tax expense from continuing operations		(20,803,136)	(18,995,935)
Loss after income tax expense from discontinued operations		(738,675)	(1,298,072)

Loss after income tax		(21,541,811)	(20,294,007)

Other comprehensive income for the year, net of tax
Items that may be reclassified subsequently to profit or loss
Exchange differences on translation of foreign operations		590,423	1,397,333
Total comprehensive income for the year, net of tax		(20,951,388)	(18,896,674)

Total comprehensive income for the year is attributable to:
Continuing operations		(20,212,713)	(17,598,602)
Discontinued operations		(738,675)	(1,298,072)
Total comprehensive income for the year		(20,951,388)	(18,896,674)

Loss attributable to:
Owners of the Company		(21,457,299)	(20,013,288)
Non-controlling interest		(84,512)	(280,719)
		(21,541,811)	(20,294,007)

28	MOKO SOCIAL MEDIA LIMITED FOR THE YEAR ENDED 30 JUNE 2016

CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

For the year ended 30 June 2016

		Consolidated
	Note	2016	2015 (restated)*
		$	$
Total comprehensive income for the year attributable to owners of the company:
Continuing operations		(20,212,713)	(17,598,602)
Discontinued operations		(654,163)	(1,017,353)
Owners of the Company		(20,866,876)	(18,615,955)

Total comprehensive income for the year attributable to non-controlling interests:
Continuing operations		-	-
Discontinued operations		(84,512)	(280,719)
Non-controlling interests		(84,512)	(280,719)

*The restatement of comparatives is related to discontinued operations. Please refer to Note 8 Discontinued operations for further details

		Consolidated
		2016	2015
		Cents	Cents

Earnings per share attributable to the owners of MOKO Social Media Limited
Basic / Diluted EPS	26	(2.13)	(3.11)

Earnings per share from discontinued operations
Basic / Diluted EPS	26	(0.07)	(0.17)

Total Earnings per share from loss
Basic / Diluted EPS	26	(2.20)	(3.28)

THESE FINANCIAL STATEMENTS SHOULD BE READ IN CONJUNCTION WITH THE ACCOMPANYING NOTES

MOKO SOCIAL MEDIA LIMITED FOR THE YEAR ENDED 30 JUNE 2016	29

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As at 30 June 2016

		Consolidated
	Note	2016	2015
		$	$
Current assets
Cash and cash equivalents	9	2,546,772	7,219,908
Trade and other receivables	10	38,660	501,472
Other current assets	11	326,643	1,017,204
Total current assets		2,912,075	8,738,584

Non-current assets
Property, plant and equipment	12	136,731	255,961
Intangibles	13	100,835	3,814,088
Available-for-sale financial assets	14	560,000	1,297,811
Total non-current assets		797,566	5,367,860
Total assets		3,709,641	14,106,444

Current liabilities
Trade and other payables	15	1,047,672	2,569,262
Employee benefits	16	168,210	411,076
Total current liabilities		1,215,882	2,980,338

Non-current liabilities
Employee benefits	16	11,818	45,530
Total non-current liabilities		11,818	45,530
Total liabilities		1,227,700	3,025,868

Net assets		2,481,941	11,080,576

Equity
Issued capital	17	69,142,733	58,214,371
Reserves	18	14,053,478	12,213,980
Accumulated losses	19	(80,669,505)	(58,942,958)
Non-controlling interest		(44,765)	(404,817)
Total equity		2,481,941	11,080,576

THESE FINANCIAL STATEMENTS SHOULD BE READ IN CONJUNCTION WITH THE ACCOMPANYING NOTES

30	MOKO SOCIAL MEDIA LIMITED FOR THE YEAR ENDED 30 JUNE 2016

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the year ended 30 June 2016

Consolidated (2015)	Issued Capital	Foreign currency Translation Reserve	Option Reserves	Accumulated Losses	Non- controlling interest	Total
	$	$	$	$	$	$
Balance at 30 June 2014	41,679,662	570,172	8,420,632	(38,929,670)	(124,098)	11,616,698

Loss after income tax expense for the period	-	-	-	(20,013,288)	(280,719)	(20,294,007)
Other comprehensive income	-	1,397,333	-	-	-	1,397,333
Total comprehensive income for the year	-	1,397,333	-	(20,013,288)	(280,719)	(18,896,674)

Transactions with owners in their capacity as owners
Issue of ordinary shares on exercise of options	7,800,973	-	-	-	-	7,800,973
Issue of ordinary shares on capital raising	8,762,325	-	-	-	-	8,762,325
Issue of ordinary shares to consultants	300,000	-	-	-	-	300,000
Issue of ordinary shares to employees	115,324	-	-	-	-	115,324
Issue of ordinary shares as consideration for business combination	200,000	-	-	-	-	200,000
Capital raising costs	(643,913)	-	-	-	-	(643,913)
Share based payments - Options	-	-	1,825,843	-	-	1,825,843

Balance at 30 June 2015	58,214,371	1,967,505	10,246,475	(58,942,958)	(404,817)	11,080,576

THESE FINANCIAL STATEMENTS SHOULD BE READ IN CONJUNCTION WITH THE ACCOMPANYING NOTES

MOKO SOCIAL MEDIA LIMITED FOR THE YEAR ENDED 30 JUNE 2016	31

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the year ended 30 June 2016

Consolidated (2016)	Issued capital	Foreign currency translation reserve	Share based payments reserve	Accumulated losses	Non- controlling interest	Total
	$	$	$	$	$	$

Balance at 30 June 2015	58,214,371	1,967,505	10,246,475	(58,942,958)	(404,817)	11,080,576

Loss after income tax expense for the year	-	-	-	(21,457,299)	(84,512)	(21,541,811)
Non-controlling interest changes	-	-	-	(269,248)	444,564	175,316
Other comprehensive income	-	590,423	-	-	-	590,423
Total comprehensive income for the year	-	590,423	-	(21,726,547)	360,052	(20,776,072)

Transactions with owners in their capacity as owners
Issue of ordinary shares on capital raising	11,778,867	-	-	-	-	11,778,867
Issue of ordinary shares to consultants	360,128	-	-	-	-	360,128
Issue of ordinary shares to employees	15,097	-	-	-	-	15,097
Capital raising costs	(1,225,730)	-	-	-	-	(1,225,730)
Share based payments - Options	-	-	1,249,075	-	-	1,249,075

Balance at 30 June 2016	69,142,733	2,557,928	11,495,550	(80,669,505)	(44,765)	2,481,941

THESE FINANCIAL STATEMENTS SHOULD BE READ IN CONJUNCTION WITH THE ACCOMPANYING NOTES

32	MOKO SOCIAL MEDIA LIMITED FOR THE YEAR ENDED 30 JUNE 2016

CONSOLIDATED STATEMENT OF CASH FLOWS

For the year ended 30 June 2016

		Consolidated
		2016	2015
	Note	$	$

Cash flows from operating activities

Net receipts from customers		1,588,278	6,930,339
Research & Development tax refund		905,747	947,845
Payments to suppliers and employees		(16,756,352)	(26,241,545)
Interest received		20,655	232,058
Interest and other finance costs paid		(74,341)	(26,119)
Income taxes refund / (paid)		6,889	(74,022)
Net cash used in operating activities	21	(14,309,124)	(18,231,444)

Cash flows from investing activities
Proceeds from sale of property, plant and equipment		15,910	-
Payment for acquisition of business, net of cash acquired		-	(175,115)
Payment for sale of business		(69,224)	-
Payment for investments	14	(1,042,142)	(256,813)
Payment for property, plant and equipment		(7,561)	(210,811)
Payments for disposal of subsidiary		-	(132,395)
Net cash used in investing activities		(1,103,017)	(775,134)

Cash flows from financing activities

Proceeds from issues of shares		11,778,867	16,860,777
Share issue transaction cost		(1,056,746)	(641,407)
Proceeds from borrowings		1,500,000	-
Repayment of borrowings		(1,500,000)	-
Net cash provided by financing activities		10,722,121	16,219,370

Net decrease in cash held		(4,690,020)	(2,787,208)

Cash and cash equivalents at beginning of the year		7,219,908	9,878,011

Effects of exchange rate changes on cash		16,884	129,105
Cash and cash equivalents at end of the year	9	2,546,772	7,219,908

THESE FINANCIAL STATEMENTS SHOULD BE READ IN CONJUNCTION WITH THE ACCOMPANYING NOTES

MOKO SOCIAL MEDIA LIMITED FOR THE YEAR ENDED 30 JUNE 2016	33

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 30 June 2016

Note 1: Significant accounting policies

The principal accounting policies adopted in the preparation of the financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

Reporting entity

MOKO Social Media Limited (the Company) is a company domiciled in Australia. The consolidated financial statements of the Company as at and for the year ended 30 June 2016 comprises the Company and its subsidiaries (together referred to as the Consolidated Entity). The Consolidated Entity is involved in tailored digital publishing of mobile applications for common interest groups, within the youth and young adult demographic, in the United States of America.

The consolidated financial statements were authorised for issue by the Board of Directors on 30 September 2016.

Basis of preparation

Statement of compliance

These general purpose financial statements have been prepared in accordance with Australian Accounting Standards and Interpretations issued by the Australian Accounting Standards Board ('AASB') and the Corporations Act 2001, as appropriate for-profit oriented entities. These financial statements also comply with International Financial Reporting Standards as issued by the International Accounting Standards Board ('IASB').

Historical cost convention

The financial statements have been prepared under the historical cost convention, except for, where applicable, the revaluation of available-for-sale financial assets, financial assets and liabilities at fair value through profit or loss, investment properties, certain classes of property, plant and equipment and derivative financial instruments.

Going concern

The 30 June 2016 financial report has been prepared on a going concern basis which contemplates continuity of normal business activities and the realisation of assets and settlement of liabilities in the ordinary course of business.  This is not withstanding that the Consolidated Entity generated a loss from continuing activities of $20,803,136 (2015: loss of $18,995,935) and continues to experience constraints around cash flow, with a net cash outflow from operations for the full year of $14,309,124 (2015: $18,231,444).

In order to continue as a going concern, the Consolidated Entity needs to raise additional funds. The directors acknowledge that the requirement to raise additional funding represents a material uncertainty which may cast significant doubt over the ability of the Consolidated Entity to continue as a going concern.

On 26 August 2016, the Consolidated Entity announced it is undertaking a review of strategic options for the future of the Consolidated Entity and has appointed District Capital Partners (DCP) to advise on alternatives and assist with the process. DCP is a financial advisory firm that specialises in M&A transaction execution and corporate finance services. DCP are reviewing all possibilities including straight equity investments and the potential sale of the Consolidated Entity and are currently seeking proposals from a number of interested parties.

The Consolidated Entity has received written confirmation from a substantial shareholder of their current intention to provide additional working capital to the Consolidated Entity to enable a potential transaction from the DCP process to be completed.

The Consolidated Entity also expects to receive a Research & Development tax refund from the Australian Taxation Office. The Consolidated Entity has submitted a Research & Development Tax Incentive Application for the financial year ended 30 June 2016 which results in a refund of $829,674. This is subject to review by the Australian Tax Office and AusIndustry.

The Directors are confident that additional funds can be raised and the Consolidated Entity can continue to meet its debts as and when they become due and payable. The financial report has therefore been prepared on a going concern basis.

34	MOKO SOCIAL MEDIA LIMITED FOR THE YEAR ENDED 30 JUNE 2016

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 30 June 2016

Note 1: Significant accounting policies (continued)

Should the Consolidated Entity be unable to continue as a going concern it may be required to realise its assets and discharge its liabilities other than in the normal course of business and at amounts different to those stated in the financial statements. The financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount of liabilities that might result should the Consolidated Entity be unable to continue as a going concern and meet its debts as and when they fall due.

Critical accounting estimates

The preparation of the financial statements requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Consolidated Entity's accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed in Note 3.

New, revised or amending Accounting Standards and Interpretations adopted

The Consolidated Entity has adopted all of the new, revised or amending Accounting Standards and Interpretations issued by the Australian Accounting Standards Board ('AASB') that are mandatory for the current reporting period.

Any new, revised or amending Accounting Standards or Interpretations that are not yet mandatory have generally not been early adopted, unless stated otherwise.

The adoption of these Accounting Standards and Interpretations did not have any significant impact on the financial performance or position of the Consolidated Entity.

Parent entity information

In accordance with the Corporations Act 2001, these financial statements present the results of the Consolidated Entity only. Supplementary information about the parent entity is disclosed in Note 24.

Principles of consolidation

The consolidated financial statements incorporate the assets and liabilities of all subsidiaries of MOKO Social Media Limited as at 30 June 2016 and the results of all subsidiaries for the year then ended. MOKO Social Media Limited and its subsidiaries together are referred to in these financial statements as the 'Consolidated Entity' or ‘MOKO’.

Subsidiaries are all those entities over which the Consolidated Entity has the power to govern the financial and operating policies, generally accompanying a shareholding of more than one-half of the voting rights. The effects of potential exercisable voting rights are considered when assessing whether control exists. Subsidiaries are fully consolidated from the date on which control is transferred to the Consolidated Entity. They are de-consolidated from the date that control ceases.

Intercompany transactions, balances and unrealised gains on transactions between entities in the Consolidated Entity are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of the impairment of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Consolidated Entity.

The acquisition of subsidiaries is accounted for using the acquisition method of accounting. Refer to the 'business combinations' accounting policy for further details. A change in ownership interest, without the loss of control, is accounted for as an equity transaction, where the difference between the consideration transferred and the book value of the share of the non-controlling interest acquired is recognised directly in equity attributable to the parent.

Non-controlling interest in the results and equity of subsidiaries are shown separately in the statement of profit or loss and other comprehensive income and statement of financial position of the Consolidated Entity. Losses incurred by the Consolidated Entity are attributed to the non-controlling interest in full, even if that results in a deficit balance.

Where the Consolidated Entity loses control over a subsidiary, it derecognises the assets including goodwill, liabilities and non-controlling interest in the subsidiary together with any cumulative translation differences recognised in equity. The Consolidated Entity recognises the fair value of the consideration received and the fair value of any investment retained together with any gain or loss in profit or loss.

MOKO SOCIAL MEDIA LIMITED FOR THE YEAR ENDED 30 JUNE 2016	35

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 30 June 2016

Note 1: Significant accounting policies (continued)

Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker. The chief operating decision makers, who are responsible for allocating resources and assessing performance of the operating segments, is the Board of Directors.

Foreign currency translation

Functional and presentation currency

These consolidated financial statements are presented in Australian dollars, which is MOKO Social Media Limited’s functional and presentation currency.

The functional currencies of the overseas subsidiaries are as follows:

Entity	Functional currency
MOKO.mobi Inc	United States Dollars (USD)
MOKO Door Foundation	United States Dollars (USD)

The functional currencies of the overseas subsidiaries are translated to the presentation currency.

Foreign currency transactions

Foreign currency transactions are translated into functional currency using the exchange rates prevailing at the date of the transaction. Foreign currency monetary items are translated at the year-end exchange rate. Non-monetary items measured at historical cost continue to be carried at the exchange rate at the date of the transaction. Non-monetary items measured at fair value are reported at the exchange rate at the date when fair values were determined.

Exchange differences arising on the translation of monetary items are recognised in the statement of profit or loss and other comprehensive income, except where deferred in equity as a qualifying cash flow or net investment hedge.

Exchange differences arising on the translation of non-monetary items are recognised directly in equity to the extent that the gain or loss is directly recognised in equity, otherwise the exchange difference is recognised in the statement of profit or loss and other comprehensive income.

Foreign operations

The assets and liabilities of foreign operations are translated into Australian dollars using the exchange rates at the reporting date. The revenues and expenses of foreign operations are translated into Australian dollars using the average exchange rates, which approximate the rates at the dates of the transactions, for the period. All resulting foreign exchange differences are recognised in other comprehensive income through the foreign currency reserve in equity.

The foreign currency reserve is recognised in profit or loss when the foreign operation or net investment is disposed of.

Revenue and other income

Revenue is recognised when it is probable that the economic benefit will flow to the Consolidated Entity and the revenue can be reliably measured. Revenue is measured at the fair value of the consideration received or receivable.

All revenue is stated net of the amount of goods and services tax (GST).

Rendering of services

Revenue from the rendering of a service is recognised upon the delivery of the service to the customers.

The Mobile Social segment generates revenue from its customers who are the individually contracted mobile users engaging in MOKO’s mobile social networks or using its community and chat products, typically via pre-paid, monthly, subscriptions which are billed directly to user’s mobile phone accounts, enabling them to access and

36	MOKO SOCIAL MEDIA LIMITED FOR THE YEAR ENDED 30 JUNE 2016

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 30 June 2016

Note 1: Significant accounting policies (continued)

participate in our mobile chat and share communities. Given the short subscription period and the inability to cancel mid-month, revenue is recognised when paid by the carriers to MOKO each month.

‘Carriers’ are individual telecommunication service providers, who typically have their own network and are consumer facing in the marketplace, and provide the MOKO social chat platform. Revenue is recognised gross with amounts payable to carriers and aggregators as a cost of sale. This accurately represents the Consolidated Entity’s relationship with its carriers as being the “principal” rather than “agent” as noted in AASB 118 —“Revenue”.

The Mobile Advertising segment is MOKO’s proprietary U.S. mobile performance advertising network, historically has primarily consisted of working with performance based advertisers seeking specific audiences for offers and with publishers to identify optimal advertisements or offers for their audiences. Where applicable, the Company records its revenue from this line of business on a gross basis. All other revenue in the Mobile Advertising unit is recorded net.

Sale of goods

Sale of goods revenue is recognised at the point of sale, which is where the customer has taken delivery of the goods, the risks and rewards are transferred to the customer and there is a valid sales contract. Amounts disclosed as revenue are net of sales returns and trade discounts.

Interest

Interest received is recognised on a proportional basis to the interest rates applicable to the financial assets.

Other income

Other income is recognised when it is received or when the right to receive payment is established.

Government grants

Grants from the government are recognised at their fair value where there is a reasonable assurance that the grant will be received and the Consolidated Entity will comply with all attached conditions. Government grants relating to costs are deferred and recognised in the statement of profit or loss and other comprehensive

Income tax

The income tax expense or revenue for the period is the tax payable on the current period’s taxable income based on the national income tax rate for each jurisdiction adjusted by changes in deferred tax assets and liabilities attributable to temporary differences between the tax bases of assets and liabilities and their carrying amounts in the financial statements, and to unused tax losses.

Deferred tax assets and liabilities are recognised for temporary differences at the tax rates expected to apply when the assets are recovered or liabilities are settled, based on those tax rates which are enacted or substantively enacted for each jurisdiction. The relevant tax rates are applied to the cumulative amounts of deductible and taxable temporary differences to measure the deferred tax asset or liability. An exception is made for certain temporary differences arising from the initial recognition of an asset or a liability. No deferred tax asset or liability is recognised in relation to these temporary differences if they arose in a transaction, other than a business combination, that at the time of the transaction did not affect either accounting profit or taxable profit or loss.

Deferred tax assets are recognised for deductible temporary differences and unused tax losses only if it is probable that future taxable amounts will be available to utilise those temporary differences and losses. Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets and liabilities and when the deferred tax balances relate to the same taxation authority. Current tax assets and tax liabilities are offset where the entity has a legally enforceable right to offset and intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously.

Current and deferred tax balances attributable to amounts recognised directly in equity are also recognised directly in equity.

MOKO SOCIAL MEDIA LIMITED FOR THE YEAR ENDED 30 JUNE 2016	37

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 30 June 2016

Note 1: Significant accounting policies (continued)

Discontinued operations

A discontinued operation is a component of an entity, being a cash-generating unit (or a group of cash generating units), that either has been disposed of, or is classified as held for sale, and: represents a separate major line of business or geographical area of operations; is part of a single coordinated plan to dispose of a separate major line of business or geographical area of operations; or is a subsidiary acquired exclusively with the view to resale. The results of discontinued operations are presented separately on the face of the statement of profit or loss and other comprehensive income.

Cash and cash equivalents

For cash flow statement presentation purposes, cash and cash equivalents includes cash on hand, deposits held at call with financial institutions, other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value, and bank overdrafts.

Trade and other receivables

Trade receivables are recognised initially at fair value and subsequently measured at amortised cost, less provision for doubtful debts. Trade receivables are generally due for settlement within 30 days. Collectability of trade receivables is reviewed on an ongoing basis. Debts which are known to be uncollectible are written off. A provision for impairment of trade receivables is raised when there is objective evidence that the Consolidated Entity will not be able to collect all amounts due according to the original terms of receivables. The amount of the impairment allowance is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. Cash flows relating to short-term receivables are not discounted if the effect of discounting is immaterial. The amount of the impairment is recognised in the statement of profit or loss and other comprehensive income.

Other receivables are recognised at amortised cost, less any provision for impairment.

Property, plant and equipment

Each class of property, plant and equipment is carried at cost value less, where applicable, any accumulated depreciation and impairment losses.

The carrying amount of plant and equipment is reviewed annually by the Directors to ensure it is not in excess of the recoverable amount of the assets.

Depreciation

The depreciable amount of all fixed assets is depreciated on a straight-line basis over their useful lives commencing from the time the asset is held ready for use.

The depreciation rates used for each class of depreciable assets are:

Class of fixed asset	Depreciation rate
Computer equipment	37½% - 60% per annum
Furniture and fittings	11½% - 30% per annum
Leasehold improvements	Shorter of lease term or 20% per annum

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at each reporting date.

An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount. Gains and losses on disposals are determined by comparing proceeds with the carrying amount. These gains or losses are included in the statement of profit or loss and other comprehensive income.

38	MOKO SOCIAL MEDIA LIMITED FOR THE YEAR ENDED 30 JUNE 2016

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 30 June 2016

Note 1: Significant accounting policies (continued)

Leases

The determination of whether an arrangement is or contains a lease is based on the substance of the arrangement and requires an assessment of whether the fulfilment of the arrangement is dependent on the use of a specific asset or assets and the arrangement conveys a right to use the asset.

A distinction is made between finance leases, which effectively transfer from the lessor to the lessee substantially all risks and benefits incidental to ownership of leased assets, and operating leases, under which the lessor effectively retains substantially all such risks and benefits.

Finance leases are capitalised. A lease asset and liability are established at the fair value of the leased assets, or if lower, the present value of minimum lease payments. Lease payments are allocated between the principal component of the lease liability and the finance costs, so as to achieve a constant rate of interest on the remaining balance of the liability.

Leased assets acquired under a finance lease are depreciated over the asset’s useful life or over the shorter of the asset’s useful life and the lease term if there is no reasonable certainty that the Consolidated Entity will obtain ownership at the end of the lease term.

Operating lease payments, net of any incentives received from the lessor, are charged to profit or loss on a straight line basis over the term of the lease.

Intangible assets

Intangible assets acquired as part of a business combination, other than goodwill, are initially measured at their fair value at the date of acquisition. Intangible assets acquired separately are initially recognised at cost. Intangible assets are subsequently measured at cost less amortisation and any impairment. The gains or losses recognised in profit or loss arising from de-recognition of intangible assets are measured as the difference between net disposal proceeds and the carrying amount of the intangible asset. The useful lives of finite life intangibles are reviewed annually by the Directors. Changes in the expected pattern of consumption or useful life are accounted for prospectively by changing the amortisation method or period.

Goodwill

Goodwill arises on business combinations and is not amortised. Instead, goodwill is tested annually for impairment, or more frequently if events or changes in circumstances indicate that it might be impaired, and is carried at cost less accumulated impairment losses. Impairment losses on goodwill are taken to profit or loss and are not subsequently reversed.

The amortisation rates used for each class of amortisable assets are:

Class of fixed asset	Amortisation rate (1)
Computer software	50% per annum
Customer contracts	50% per annum
Capitalised product development costs	50% per annum
Intellectual Property	20% - 50% per annum
Customer Database	100% per annum

(1)	Straight line amortisation is used as this reflects the periods over which the Consolidated Entity expects to realise the benefits from the underlying assets

Computer software

Computer software costs associated with software are deferred and amortised on a straight line basis over the period of their expected benefit.

Customer contracts

Customer contracts acquired in a business combination are amortised on a straight line basis over the period of their expected benefit.

MOKO SOCIAL MEDIA LIMITED FOR THE YEAR ENDED 30 JUNE 2016	39

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 30 June 2016

Note 1: Significant accounting policies (continued)

Capitalised product development cost

Research costs are expensed in the period in which they are incurred. Development costs are capitalised when it is probable that the project will be a success considering its commercial and technical feasibility; the Consolidated Entity is able to use or sell the asset; the Consolidated Entity has sufficient resources; and intent to complete the development and its costs can be measured reliably. Capitalised development costs are amortised on a straight line basis over the period of their expected benefit.

Intellectual Property

Intellectual property acquired in a business combination are amortised on a straight line basis over the period of their expected benefit.

Customer database

Customer databases acquired in a business combination are amortised on a straight line basis over the period of their expected benefit.

Impairment of non-financial assets

Goodwill and other intangible assets that have an indefinite useful life are not subject to amortisation and are tested annually for impairment, or more frequently if events or changes in circumstances indicate that they might be impaired. Other non-financial assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount.

Recoverable amount is the higher of an asset's fair value less costs to sell and value-in-use. The value-in-use is the present value of the estimated future cash flows relating to the asset using a pre-tax discount rate specific to the asset or cash-generating unit to which the asset belongs. Assets that do not have independent cash flows are grouped together to form a cash-generating unit.

Investments and other financial assets

Investments and other financial assets are initially measured at fair value. Transaction costs are included as part of the initial measurement, except for financial assets at fair value through profit or loss. They are subsequently measured at either amortised cost or fair value depending on their classification. Classification is determined based on the purpose of the acquisition and subsequent reclassification to other categories is restricted.

Financial assets are derecognised when the rights to receive cash flows from the financial assets have expired or have been transferred and the consolidated entity has transferred substantially all the risks and rewards of ownership.

Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets, principally equity securities, that are either designated as available-for-sale or not classified as any other category. After initial recognition, fair value movements are recognised in other comprehensive income through the available-for-sale reserve in equity. Cumulative gain or loss previously reported in the available-for-sale reserve is recognised in profit or loss when the asset is derecognised or impaired.

Impairment of financial assets

The consolidated entity assesses at the end of each reporting period whether there is any objective evidence that a financial asset or group of financial assets is impaired. Objective evidence includes significant financial difficulty of the issuer or obligor; a breach of contract such as default or delinquency in payments; or observable data indicating that there is a measurable decrease in estimated future cash flows.

The amount of the impairment allowance for financial assets carried at cost is the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the current market rate of return for similar financial assets.

40	MOKO SOCIAL MEDIA LIMITED FOR THE YEAR ENDED 30 JUNE 2016

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 30 June 2016

Note 1: Significant accounting policies (continued)

Trade and other payables

These amounts represent liabilities for goods and services provided to the Consolidated Entity prior to the end of the financial year which are unpaid. The amounts are unsecured and are usually paid within 30 days of recognition.

Employee benefits

Short-term employee benefits

Liabilities for wages and salaries, including non-monetary benefits, annual leave and long service leave expected to be settled within 12 months of the reporting date are measured at the amounts expected to be paid when the liabilities are settled.

Other long-term employee benefits

The liability for annual leave and long service leave not expected to be settled within 12 months of the reporting date are measured as the present value of expected future payments to be made in respect of services provided by employees up to the reporting date using the projected unit credit method. Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service. Expected future payments are discounted using market yields at the reporting date on national government bonds with terms to maturity and currency that match, as closely as possible, the estimated future cash outflows.

Defined contribution superannuation expense

Contributions to defined contribution superannuation plans are expensed in the period in which they are incurred.

Share based payments

When goods or services received are acquired in a share-based payment transaction, they are recognised as expenses or assets, as determined by the nature of the goods or services received, over the vesting period attached to the equity instrument acquired in the transaction. A corresponding increase is recognised in equity.

The goods or services are measured by reference to the fair value of goods or services received, or where this is not possible, indirectly, by reference to the fair value of the equity instrument acquired at grant date.

The fair value of securities provided to Directors and employees is determined by reference to the fair value of the equity instrument granted.

Business combinations

The acquisition method of accounting is used to account for business combinations regardless of whether equity instruments or other assets are acquired.

The consideration transferred is the sum of the acquisition-date fair values of the assets transferred, equity instruments issued or liabilities incurred by the acquirer to former owners of the acquiree and the amount of any non-controlling interest in the acquiree. For each business combination, the non-controlling interest in the acquiree is measured at either fair value or at the proportionate share of the acquiree’s identifiable net assets. All acquisition costs are expensed as incurred to profit or loss.

On the acquisition of a business, the Consolidated Entity assesses the financial assets acquired and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic conditions, the Consolidated Entity’s operating or accounting policies and other pertinent conditions in existence at the acquisition date. The difference between the acquisition date fair value of assets acquired, liabilities assumed and any non-controlling interest in the acquiree and the fair value of the consideration transferred and the fair value of any pre-existing investment in the acquiree is recognised as goodwill. If the consideration transferred and the pre-existing fair value is less than the fair value of the identifiable net assets acquired, being a bargain purchase to the acquirer, the difference is recognised as a gain directly in profit or loss by the acquirer on the acquisition-date, but only after a reassessment of the identification and measurement of the net assets acquired, the non-controlling interest in the acquiree, if any, the consideration transferred and the acquirer's previously held equity interest in the acquirer.

MOKO SOCIAL MEDIA LIMITED FOR THE YEAR ENDED 30 JUNE 2016	41

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 30 June 2016

Note 1: Significant accounting policies (continued)

Business combinations are initially accounted for on a provisional basis. The acquirer retrospectively adjusts the provisional amounts recognised and also recognises additional assets or liabilities during the measurement period, based on new information obtained about the facts and circumstances that existed at the acquisition-date. The measurement period ends on either the earlier of (i) 12 months from the date of the acquisition or (ii) when the acquirer receives all the information possible to determine fair value and at which time the business combination accounting is final.

Issued capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

Earnings per share

Basic earnings per share

Basic earnings per share is calculated by dividing the profit attributable to equity holders of the Company, excluding any costs of servicing equity other than ordinary shares, by the weighted average number of ordinary shares outstanding during the financial year, adjusted for bonus elements in ordinary shares issued during the year.

Diluted earnings per share

Diluted earnings per share adjusts the figures used in the determination of basic earnings per share to take into account the after income tax effect of interest and other financing costs associated with dilutive potential ordinary shares and the weighted average number of shares assumed to have been issued for no consideration in relation to dilutive potential ordinary shares.

Goods and Services Tax (GST)

Revenues, expenses and assets are recognised net of the amount of associated GST, unless the GST incurred is not recoverable from the taxation authority. In this case it is recognised as part of the cost of acquisition of the asset or as part of the expense.

Receivables and payables are stated inclusive of the amount of GST receivable or payable. The net amount of GST recoverable from, or payable to, the taxation authority is included with other receivables or payables in the statement of financial position.

Cash flows are presented on a gross basis. The GST components of cash flows arising from investing or financing activities which are recoverable from, or payable to the taxation authority, are presented as operating cash flow.

Comparative Figures

Certain comparative figures have been adjusted to conform to changes in presentation for the current financial year.

New accounting standards and interpretations that are not yet mandatory

Australian Accounting Standards and Interpretations that have recently been issued or amended but are not yet mandatory, have not been early adopted by the Consolidated Entity for the annual reporting period ended 30 June 2016, unless noted below. The Consolidated Entity's assessment of the impact of these new or amended Accounting Standards and Interpretations, most relevant to the Consolidated Entity, are set out below.

AASB 15: Revenue from Contracts with Customers

This standard is applicable to annual reporting periods beginning on or after 1 January 2018, as deferred by AASB 2015-8: Amendments to Australian Accounting Standards – Effective Date of AASB 15.

When effective, this Standard will replace the current accounting requirements applicable to revenue with a single, principles-based model. Except for a limited number of exceptions, including leases, the new revenue model in AASB 15 will apply to all contracts with customers as well as non-monetary exchanges between entities in the same line of business to facilitate sales to customers and potential customers.

The core principle of the Standard is that an entity will recognise revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for the goods or services. To achieve this objective, AASB 15 provides the following five-step process:

42	MOKO SOCIAL MEDIA LIMITED FOR THE YEAR ENDED 30 JUNE 2016

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 30 June 2016

Note 1: Significant accounting policies (continued)

-	identify the contract(s) with a customer;

-	identify the performance obligations in the contract(s);

-	determine the transaction price;

-	allocate the transaction price to the performance obligations in the contract(s); and

-	recognise revenue when (or as) the performance obligations are satisfied.

The transitional provisions of this Standard permit an entity to either: restate the contracts that existed in each prior period presented per AASB 108: Accounting Policies, Changes in Accounting Estimates and Errors (subject to certain practical expedients in AASB 15); or recognise the cumulative effect of retrospective application to incomplete contracts on the date of initial application. There are also enhanced disclosure requirements regarding revenue.

Although the Directors anticipate that the adoption of AASB 15 may have an impact on the Group’s financial statements, it is impracticable at this stage to provide a reasonable estimate of such impact.

AASB 16: Leases

This standard is applicable to annual reporting periods beginning on or after 1 January 2019.

When effective, this Standard will replace the current accounting requirements applicable to leases in AASB 117: Leases and related Interpretations. AASB 16 introduces a single lessee accounting model that eliminates the requirement for leases to be classified as operating or finance leases.

The main changes introduced by the new Standard include:

-	recognition of a right-to-use asset and liability for all leases (excluding short-term leases with less than 12 months of tenure and leases relating to low-value assets);

-	depreciation of right-to-use assets in line with AASB 116: Property, Plant and Equipment in profit or loss and unwinding of the liability in principal and interest components;

-	variable lease payments that depend on an index or a rate are included in the initial measurement of the lease liability using the index or rate at the commencement date;

-	by applying a practical expedient, a lessee is permitted to elect not to separate non-lease components and instead account for all components as a lease; and

-	additional disclosure requirements.

The transitional provisions of AASB 16 allow a lessee to either retrospectively apply the Standard to comparatives in line with AASB 108 or recognise the cumulative effect of retrospective application as an adjustment to opening equity on the date of initial application.

Although the Directors anticipate that the adoption of AASB 16 will impact the Group's financial statements, it is impracticable at this stage to provide a reasonable estimate of such impact.

MOKO SOCIAL MEDIA LIMITED FOR THE YEAR ENDED 30 JUNE 2016	43

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 30 June 2016

Note 2: Financial risk management

Financial risk management objectives

The Consolidated Entity's activities expose it to a variety of financial risks: market risk (including foreign currency risk and interest rate risk), credit risk and liquidity risk. The overall risk management strategy focuses on the unpredictability of the finance markets and seeks to minimise the potential adverse effects on the financial performance. The Consolidated Entity's uses different methods to measure different types of risk to which it is exposed. These methods include sensitivity analysis in the case of interest rate, foreign exchange and other price risks, ageing analysis for credit risk and beta analysis in respect of investment portfolios to determine market risk. Risk management is carried out under the direction of the Board.

Market risk

Foreign currency risk

The Consolidated Entity undertakes certain transactions denominated in foreign currency and is exposed to foreign currency risk through foreign exchange rate fluctuations.

Foreign exchange risk arises from future commercial transactions and recognised financial assets and financial liabilities denominated in a currency that is not the entity's functional currency. The risk is measured using sensitivity analysis and cash flow forecasting.

In order to protect against Foreign exchange movement, the Consolidated Entity has set up foreign currency bank accounts, by depositing surplus foreign currency in a foreign currency account for later use.

The carrying amounts of the Consolidated Entity's foreign currency denominated financial assets and financial liabilities at the reporting date, expressed in Australian dollars, were as follows:

	Assets		Liabilities
Consolidated	2016	2015	2016	2015
	$	$	$	$
United States dollars	1,903,805	6,574,718	752,221	2,225,899
Great British pounds	47	6,693	-	3,487
	1,903,852	6,581,411	752,221	2,229,386

Sensitivity analysis

The Consolidated Entity had net assets denominated in foreign currencies of $1,151,631 as at 30 June 2016 (2015 net assets: of $4,325,025). Based on this exposure, had the Australian dollar weakened by 10%/strengthened by 5% against these foreign currencies with all other variables held constant, the Consolidated Entity's loss before tax for the year would have been $115,163 higher/$57,582 lower (2015: $435,203 higher/$217,601 lower). The percentage change is the expected overall volatility of the significant currencies, which is based on management's assessment of reasonable possible fluctuations taking into consideration movements over the last 6 months each year and the spot rate at each reporting date. The actual foreign exchange loss of continuing operations for the year ended 30 June 2016 was $79,724 (2015 foreign exchange gain: $55,583).

Price risk

The Consolidated Entity is not exposed to any significant price risk.

Interest rate risk

The Consolidated Entity’s income and operating cash flows are not materially exposed to changes in market interest rates.

At the reporting date the interest rate profile of the Consolidated Entity’s interest bearing financial instruments was:

44	MOKO SOCIAL MEDIA LIMITED FOR THE YEAR ENDED 30 JUNE 2016

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 30 June 2016

Note 2: Financial risk management (continued)

	30-Jun-16		30-Jun-15
	Weighted average interest rate	Balance	Weighted average interest rate	Balance
	%	$	%	$
Variable rate instruments
Cash at bank	1.50%	1,031,626	1.50%	6,426,713

Fixed rate instruments
Term deposits	1.93%	15,000	2.30%	30,415
		1,046,626		6,457,128

Cash flow sensitivity analysis for variable rate instruments

A change of 75 basis points in interest rates would increase or decrease the Consolidated Entity’s loss by $7,850 (2015: $48,428), based on the cash at bank at reporting date and calculated on an annual basis. The Board assessed a 75 basis point movement as being reasonably possible based on short term historical movements. This analysis assumes that all other variables remain constant.

Credit risk

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial loss to the Consolidated Entity. For the Company, it arises from receivables due from subsidiaries.

The Consolidated Entity does not hold any credit derivatives to offset its credit exposure.

The Consolidated Entity trades only with recognised, creditworthy third parties, and as such collateral is not requested nor is it the Consolidated Entity’s policy to securitise its trade and other receivables.

Trade and other receivables

It is the Consolidated Entity's policy that all customers who wish to trade on credit terms are subject to credit verification procedures including an assessment of their credit rating, financial position, past experience and industry reputation, noting that the majority of counter parties are large telecommunication organisations.

In addition, receivable balances are monitored on an ongoing basis and as a result that the Consolidated Entity’s experience of bad debts has not been significant.

The Consolidated Entity does not have any material credit risk exposure to any single receivable or group of receivables under financial instruments entered into by the Consolidated Entity.

Liquidity risk

Vigilant liquidity risk management requires the Consolidated Entity to maintain sufficient liquid assets (mainly cash and cash equivalents) to be able to pay debts as and when they become due and payable.

The Consolidated Entity manages liquidity risk by maintaining adequate at call cash reserves and available borrowing facilities by continuously monitoring actual and forecast cash flows and matching the maturity profiles of financial assets and liabilities.

Remaining contractual maturities

The following tables detail the Consolidated Entity's remaining contractual maturity for its financial instrument liabilities. The tables have been drawn up based on the undiscounted cash flows of financial liabilities based on the earliest date on which the financial liabilities are required to be paid. All liabilities were non-derivative and non-interest bearing.

MOKO SOCIAL MEDIA LIMITED FOR THE YEAR ENDED 30 JUNE 2016	45

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 30 June 2016

Note 2: Financial risk management (continued)

Consolidated - 2016	Weighted average interest rate %	1 year or less	Between 1 and 2 years	Between 2 and 5 years	Over 5 years	Remaining contractual maturities

Non-derivatives
Non-interest bearing
Trade payables	-	638,393	-	-	-	638,393
Other payables	-	409,279	-	-	-	409,279
Total non-derivatives		1,047,672	-	-	-	1,047,672

Consolidated - 2015	Weighted average interest rate %	1 year or less	Between 1 and 2 years	Between 2 and 5 years	Over 5 years	Remaining contractual maturities

Non-derivatives
Non-interest bearing
Trade payables	-	1,835,324	-	-	-	1,835,324
Other payables	-	733,938	-	-	-	733,938
Total non-derivatives		2,569,262	-	-	-	2,569,262

The cash flows in the maturity analysis above are not expected to occur significantly earlier than contractually disclosed above.

Fair value of financial instruments

The fair values of financial assets and liabilities are determined in accordance with generally accepted pricing models based on estimated future cash flows. The Directors consider that the carrying amounts of financial assets and financial liabilities recorded in the financial statements approximate their fair values, because they are short-term in nature.

46	MOKO SOCIAL MEDIA LIMITED FOR THE YEAR ENDED 30 JUNE 2016

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 30 June 2016

Note 3: Critical accounting estimates and judgements

The preparation of the financial statements requires management to make judgements, estimates and assumptions that affect the reported amounts in the financial statements. Management continually evaluates its judgements and estimates in relation to assets, liabilities, contingent liabilities, revenue and expenses. Management bases its judgements, estimates and assumptions on historical experience and on other various factors, including expectations of future events, management believes to be reasonable under the circumstances. The resulting accounting judgements and estimates will seldom equal the related actual results. The judgements, estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

Share-based payment transactions

The Consolidated Entity measures the cost of equity-settled transactions with directors, employees and limited suppliers, by reference to the fair value of the equity instruments at the date at which they are granted. The fair value is determined by using either a Binomial, Black-Scholes or other estimation model such as a trinomial barrier option model after taking into account the terms and conditions upon which the instruments were granted. The accounting estimates and assumptions relating to equity-settled share-based payments would have no impact on the carrying amounts of assets and liabilities within the next annual reporting period but may impact profit or loss and equity.

Provision for impairment of receivables

The provision for impairment of receivables assessment requires a degree of estimation and judgement. The level of provision is assessed by taking into account the recent sales experience, the ageing of receivables, historical collection rates and specific knowledge of the individual debtors financial position.

Estimation of useful lives of assets

The Consolidated Entity determines the estimated useful lives and related depreciation and amortisation charges for its property, plant and equipment and finite life intangible assets. The useful lives could change significantly as a result of technical innovations or some other event. The depreciation and amortisation charge will increase where the useful lives are less than previously estimated lives, or technically obsolete or non-strategic assets that have been abandoned or sold will be written off or written down.

Goodwill and other indefinite life intangible assets

The Consolidated Entity tests annually, or more frequently if events or changes in circumstances indicate impairment, whether goodwill and other indefinite life intangible assets have suffered any impairment, in accordance with the accounting policy stated in Note 1. The recoverable amounts of cash-generating units have been determined based on value-in-use calculations. These calculations require the use of assumptions, including estimated discount rates based on the current cost of capital and growth rates of the estimated future cash flows.

Long term employee benefits

Per Note 1, the liability for long service leave is recognised and measured at the present value of the estimated future cash flows to be made in respect of all employees at the reporting date. In determining the present value of the liability, estimates of attrition rates and pay increases through promotion and inflation have been taken into account.

Business combinations

As discussed in Note 1, business combinations are initially accounted for on a provisional basis. The fair value of assets acquired, liabilities and contingent liabilities assumed are initially estimated by the Consolidated Entity taking into consideration all available information at the reporting date. Fair value adjustments on the finalisation of the business combination accounting is retrospective, where applicable, to the period the combination occurred and may have an impact on the assets and liabilities, depreciation and amortisation reported, when the accounting is finalised.

MOKO SOCIAL MEDIA LIMITED FOR THE YEAR ENDED 30 JUNE 2016	47

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 30 June 2016

Note 4: Segment information

MOKO Social Media Limited is organized into three operating segments: Mobile Social, Mobile Advertising and Mobile Commerce. Mobile Commerce was sold in March 2016. (2015: three operating segments including Mobile Social, Mobile Advertising and Mobile Commerce). These operating segments are based on the internal reports that are reviewed and used by the Board of Directors in assessing performance and in determining the allocation of resources. There is no aggregation of operating segments. Segment Mobile Commerce was discontinued after MOKO sold Deals I Love (Australia) on 30 March 16.

Types of products and services

The principal products and services of each of these operating segments are as follows:

Mobile Social	MOKO’s proprietary mobile social networks and community/chat products
Mobile Advertising	MOKO’s own proprietary mobile performance ad network and customised mobile publishing division
Mobile Commerce	MOKO’s subsidiary e-commerce platform. Sales volumes and average revenue per user grew via diversified marketing channels and product range

Intersegment receivables, payables and loans

Intersegment loans are initially recognised at the consideration received. Intersegment loans receivable and loans payable that earn or incur non-market interest are not adjusted to fair value based on market interest rates. Intersegment receivables, payables and loans are eliminated on consolidation.

Operating segment information

	Continuing operations

	Mobile Advertising	Mobile Social	Mobile Commerce	Intersegment eliminations/ unallocated	Total
Consolidated - 30 June 2016	$	$	$	$	$
Total segment revenue	57,024	27,806	-	-	84,830

EBITDA	(16,086,626)	21,482	-	-	(16,065,144)

Depreciation and amortisation	(443,876)	-	-	-	(443,876)
Impairment expenses	(4,253,634)	-	-	-	(4,253,634)
Other income	17,830	-	-	-	17,830
Finance costs	(65,201)	-	-	-	(65,201)
Loss before income tax					(20,810,025)
Income tax benefit					6,889
Loss after income tax					(20,803,136)

Assets	3,709,641	-	-	-	3,709,641
Liabilities	1,227,700	-	-	-	1,227,700

48	MOKO SOCIAL MEDIA LIMITED FOR THE YEAR ENDED 30 JUNE 2016

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 30 June 2016

Note 4: Segment information (continued)

		Continuing operations

	Mobile Advertising	Mobile Social	Mobile Commerce	Intersegment eliminations/ unallocated	Total
Consolidated – 30 June 2015 (restated)	$	$	$	$	$
Total Segment Revenue	869,244	723,690	-	-	1,592,934

EBITDA	(18,687,667)	359,082	-	-	(18,328,585)

Depreciation and amortisation	(1,014,523)	-	-	-	(1,014,523)
Interest income	1,346	185,739	-	-	187,085
Finance costs	(6,635)	-	-	-	(6,635)
Loss before income tax					(19,162,658)
Income tax benefit					166,723
Loss after income tax					(18,995,935)

Assets (continuing operations)	14,274,887	93,285	-	(994,584)	13,373,588
Assets (discontinued operations)	410,093	-	322,763	-	732,856
Assets	14,684,980	93,285	322,763	(994,584)	14,106,444

Liabilities (continuing operations)	2,471,072	5,136	-	-	2,476,208
Liabilities (discontinued operations)	293,908	-	1,250,336	(994,584)	549,660
Liabilities	2,764,980	5,136	1,250,336	(994,584)	3,025,868

Geographical information

		Continuing operations
	Australia	Europe	US	TOTAL
Consolidated - 30 June 2016	$	$	$	$

Sales to external customers	14,362	-	70,468	84,830
Add: Interest income	17,696	-	134	17,830
Add: Other income	905,747	-	143,734	1,049,481
Less: Cost of providing services	(6,325)	-	(80,777)	(87,102)
Less: Expenses *				(21,875,064)
Loss before income tax				(20,810,025)
Income tax benefit				6,889
Loss after income tax				(20,803,136)

Assets	1,805,836	-	1,903,805	3,709,641
Liabilities	475,479	-	752,221	1,227,700

* Overhead expenses are not associated with any one particular geographic region.

MOKO SOCIAL MEDIA LIMITED FOR THE YEAR ENDED 30 JUNE 2016	49

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 30 June 2016

Note 4: Segment information (continued)

		Continuing operations
	Australia	Europe	US	TOTAL
Consolidated - 30 June 2015 (restated)	$	$	$	$

Sales to external customers	723,690	-	869,244	1,592,934
Add: Interest income	185,739	-	1,346	187,085
Add: Other income	947,845	-	-	947,845
Less: Cost of providing services	(364,608)	-	(945,145)	(1,309,753)
Less: Expenses **				(20,580,769)
Loss before income tax				(19,162,658)
Income tax benefit				166,723
Loss after income tax				(18,995,935)

Assets (continuing operations)	7,168,232	6,693	6,198,663	13,373,588
Assets (discontinued operations)	356,801	-	376,055	732,856
Assets	7,525,033	6,693	6,574,718	14,106,444

Liabilities (continuing operations)	505,856	3,487	1,966,865	2,476,208
Liabilities (discontinued operations)	290,626	-	259,034	549,660
Liabilities	796,482	3,487	2,225,899	3,025,868

* Overhead expenses are not associated with any one particular geographic region.

Major customers

MOKO has a number of customers to whom it provides services. The Consolidated Entity supplies a single external customer in the Mobile Social Segment who accounts for 17% of external revenue (2015: 44%). Major Mobile Advertising customers account for 64% (2015: 39%) of external revenue, with details as below.

	Consolidated
	2016	2015
Major customer – Mobile Advertising	%	%

Mobile Advertising customer 1	16%	-
Mobile Advertising customer 2	16%	1%
Mobile Advertising customer 3	13%	-
Mobile Advertising customer 4	13%	14%
Mobile Advertising customer 5	6%	24%
	64%	39%

50	MOKO SOCIAL MEDIA LIMITED FOR THE YEAR ENDED 30 JUNE 2016

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 30 June 2016

Note 5: Revenue and other income

	Consolidated
	2016	2015 (restated)
	$	$
Revenue	84,830	1,592,934

Interest received	17,830	187,085

Other income
Research & development tax refund	905,747	947,845
Rental income	143,734	-
	1,049,481	947,845

The $905,747 research and development tax refund was received on 30 October 2015 (2015: $947,845 received on 18 April 2015) for a claim in accordance with the Commonwealth Government's Research and Development Tax Incentive Regime which has been in operation since 1 July 2011, the 45% refundable tax offset is available to companies that have grouped aggregated turnover of less than $20million.  There is no cap on Research & development expenditure.

MOKO SOCIAL MEDIA LIMITED FOR THE YEAR ENDED 30 JUNE 2016	51

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 30 June 2016

Note 6: Expenses

Loss before income tax includes the following specific expenses:

Consolidated
	2016	2015 (restated)
	$	$
Employee benefits expenses
Salaries and wages (including contractors, annual leave)	5,459,847	6,526,214
Superannuation, Healthcare & Workers Compensation	739,897	806,810
Total employee benefits expenses	6,199,744	7,333,024

Share based payments	1,263,528	1,875,674

Depreciation
Computer equipment	78,769	25,557
Furniture and fittings	9,094	6,602
Leasehold Improvement	7,239	3,476
Total depreciation	95,102	35,635

Amortisation
Computer software	88,523	36,894
Capitalised product development	-	19,649
Intellectual Property	260,251	922,345
Total amortisation	348,774	978,888

Total depreciation and amortisation	443,876	1,014,523

Impairment expenses
Available-for-sale financial assets	737,811	-
Intellectual Property	1,935,919	-
Goodwill	1,579,904	-
Total impairment	4,253,634	-

Rental expense relating to operating leases - Minimum lease payments	487,941	410,228

52	MOKO SOCIAL MEDIA LIMITED FOR THE YEAR ENDED 30 JUNE 2016

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 30 June 2016

Note 7: Income tax benefit

	Consolidated
	2016	2015 (restated)
	$	$
Income tax benefit
Current tax benefit	-	-
Deferred tax	-	-
Adjustment recognised for prior periods	6,889	166,723
Aggregate income tax benefit	6,889	166,724

Prima facie tax on loss before income tax is reconciled to income tax (benefit) / expense as follows:
Loss before income tax	(20,810,025)	(19,162,658)

Prima facie tax on loss before income tax at 30%	(6,243,008)	(5,748,797)
Adjustment for jurisdictional differences in tax rates	(364,624)	(461,943)
Add tax effect of:
Non-allowable items	1,883,761	405,325
Non-assessable items	(528,386)	(992,157)
Tax losses and timing differences not brought to account	5,252,257	6,797,572
Adjustment recognised for prior periods	6,889	166,723
Current tax benefit	6,889	166,723

Recognised deferred tax assets:
Share based payments – non qualified plan	-	-

Deferred tax not recognised:

Tax losses carried forward	51,622,399	38,045,842
Other temporary differences not recognised	2,512,971	3,368,509
Unused tax losses for which no deferred tax has been recognised	54,135,370	41,414,351
Potential tax benefit at notional rate of tax *	17,256,228	13,088,767

No amounts have been recognised for deferred tax on unutilised tax losses as it is not yet probable that future taxable amounts will be available against which the Company will utilise these assets in future years.

* Potential tax benefit at notional rate of tax is 30% for AU entities and 34% for US entities.

MOKO SOCIAL MEDIA LIMITED FOR THE YEAR ENDED 30 JUNE 2016	53

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 30 June 2016

Note 8: Discontinued operations

On 31 October 2015, the operations of Tagroom Pty Ltd and MOKO Performance Network (formerly OfferMobi) were discontinued. These entities were operated as part of the mobile advertising segment.

On 30 March 2016, MOKO sold Deals I Love (Australia) Pty Ltd (“DIL”) to Hedgeabelli Pty Ltd. As a condition to the occurrence of Completion, MOKO advanced $37,500 to DIL as part of the Completion Loan. On the completion date, MOKO released DIL from any outstanding loan balances amounting to $1,092,084.

On 29 April 2016, MOKO Door Foundation was discontinued operation and filed for dissolution in the State of Delaware in the US. The dissolution was duly authorised on 6 June 2016.

(a)	Financial performance

	2016	2015 (restated)
	$	$
Revenue	1,099,346	4,694,199
Interest received	2,825	2,685
Cost of providing goods and services	(822,479)	(3,268,279)
Expenses	(836,448)	(2,737,081)
Depreciation and amortisation	(2,192)	(3,134)
Impairment expenses	(179,727)	-
Loss before tax from discontinued operations	(738,675)	(1,311,610)

Income tax benefit	-	13,538

Loss after income tax	(738,675)	(1,298,072)

Loss after income tax benefit from discontinued operations	(738,675)	(1,298,072)

Owners of the Company	(654,163)	(1,017,353)
Non-controlling interests	(84,512)	(280,719)
	(738,675)	(1,298,072)

(b)	Cash flow information

	2016	2015 (restated)
	$	$
Operating activities	(248,046)	(1,515,583)
Investing activities	(26,253)	13,859
Financing activities*	144,553	1,180,805
Net cash (outflow) / inflow	(129,746)	(320,919)

* Financing activities are fund transfers from parent company, MOKO Social Media Limited.

54	MOKO SOCIAL MEDIA LIMITED FOR THE YEAR ENDED 30 JUNE 2016

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 30 June 2016

Note 9: Cash and cash equivalents

	Consolidated
	2016	2015
	$	$
Cash on hand	586	558
Cash at bank	2,546,186	7,219,350
	2,546,772	7,219,908

Note 10: Trade and other receivables

	Consolidated
	2016	2015
	$	$
Trade receivables	311,522	401,420
Less: Provision for impairment of receivables	(282,815)	(140,127)
	28,707	261,293

Other debtors	9,953	240,179

Total	38,660	501,472

Impairment of receivables

The Consolidated Entity has recognised a loss of $142,688 (2015: $313,428) in the statement of profit or loss and other comprehensive income in respect of impairment of receivables for the year ended 30 June 2016.

The ageing of the impaired receivables provided for above are as follows:

	Consolidated
	2016	2015
	$	$
1-30 days	-	-
31-60 days	-	-
61-90 days	-	-
90+ days	282,815	140,127
	282,815	140,127

Movements in the provision for impairment of receivables are as follows:

	Consolidated
	2016	2015
	$	$
Opening Balance	140,127	55,804
Additional provisions recognised	142,688	313,428
Receivables written off during the year as uncollectable	-	(229,105)
Closing Balance	282,815	140,127

Past due but not impaired

Customers with balances past due but without provision for impairment of receivables amount to $14,735 as at 30 June 2016 ($61,280 as at 30 June 2015).

MOKO SOCIAL MEDIA LIMITED FOR THE YEAR ENDED 30 JUNE 2016	55

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 30 June 2016

Note 10: Trade and other receivables (continued)

The Consolidated Entity did not consider a credit risk on the aggregate balances after reviewing credit terms of customers based on recent collection practices.

The ageing of the past due but not impaired receivables are as follows:

31-60 days	776	17,556
61-90 days	2,490	440
90+ days	11,469	43,284
	14,735	61,280

Note 11: Other current assets

	Consolidated
	2016	2015
	$	$
Deposit	112,345	163,278
Prepayments	214,298	853,926
	326,643	1,017,204

56	MOKO SOCIAL MEDIA LIMITED FOR THE YEAR ENDED 30 JUNE 2016

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 30 June 2016

Note 12: Property, plant and equipment

Consolidated	Computer equipment	Furniture and fittings	Leasehold Improvements	Total
	$	$	$	$
2015
Cost	772,604	80,064	33,902	886,570
Accumulated depreciation	(590,881)	(35,542)	(4,186)	(630,609)
Balance at 30 June 2015	181,723	44,522	29,716	255,961

Reconciliation
Balance at 1 July 2014	75,063	12,663	-	87,726
Additions	137,622	39,287	33,902	210,811
Depreciation expense	(25,557)	(6,602)	(3,476)	(35,635)
Depreciation expense (discontinued operations)	(3,134)	-	-	(3,134)
Effects of movements in exchange rates	(2,271)	(826)	(710)	(3,807)
Balance at 30 June 2015	181,723	44,522	29,716	255,961

2016
Cost	746,300	67,536	34,982	848,818
Accumulated depreciation	(661,008)	(39,521)	(11,558)	(712,087)
Balance at 30 June 2016	85,292	28,015	23,424	136,731

Reconciliation
Balance at 1 July 2015	181,723	44,522	29,716	255,961
Additions	3,682	4,420	1,080	9,182
Disposal	(18,706)	(11,981)	-	(30,687)
Disposal (discontinued operations)	(2,543)	(597)	-	(3,140)
Depreciation expense	(78,769)	(9,094)	(7,239)	(95,102)
Depreciation expense (discontinued operations)	(2,107)	(85)	-	(2,192)
Effects of movements in exchange rates	2,012	830	(133)	2,709
Balance at 30 June 2016	85,292	28,015	23,424	136,731

MOKO SOCIAL MEDIA LIMITED FOR THE YEAR ENDED 30 JUNE 2016	57

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 30 June 2016

Note 13: Intangibles

Consolidated	Computer software	Intellectual Property	Goodwill	TOTAL
	$	$	$	$
2015
Cost	220,646	4,837,947	2,387,346	7,445,939
Accumulated amortisation	(121,862)	(2,795,527)	(714,462)	(3,631,851)
Balance at 30 June 2015	98,784	2,042,420	1,672,884	3,814,088

Reconciliation
Balance at 1 July 2014	3,283	2,472,621	1,117,880	3,593,784
Acquisitions through business combinations	-	-	339,570	339,570
Additions	132,395	-	-	132,395
Amortisation expense	(36,894)	(922,345)	-	(959,239)
Effects of movements in exchange rates	-	492,144	215,434	707,578
Balance at 30 June 2015	98,784	2,042,420	1,672,884	3,814,088

2016
Cost	312,746	5,273,257	1,759,631	7,345,634
Accumulated amortisation	(211,911)	(3,337,338)	-	(3,549,249)
Impairment	-	(1,935,919)	(1,759,631)	(3,695,550)
Balance at 30 June 2016	100,835	-	-	100,835

Reconciliation
Balance at 1 July 2015	98,784	2,042,420	1,672,884	3,814,088
Additions	92,100	-	-	92,100
Amortisation expense	(88,523)	(260,251)	-	(348,774)
Impairment expenses	-	(1,935,919)	(1,579,904)	(3,515,823)
Impairment expenses (discontinued operations)	-	-	(179,727)	(179,727)
Effects of movements in exchange rates	(1,526)	153,750	86,747	238,971
Balance at 30 June 2016	100,835	-	-	100,835

58	MOKO SOCIAL MEDIA LIMITED FOR THE YEAR ENDED 30 JUNE 2016

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 30 June 2016

Note 13: Intangibles (continued)

Impairment testing

Intellectual property and Goodwill acquired through business combinations has been allocated to the cash-generating units:

Intellectual property	Mobile Advertising (1)	Mobile Commerce (2)	Total
	$	$	$
2015
Cost	4,788,477	49,470	4,837,947
Accumulated Amortisation	(2,746,057)	(49,470)	(2,795,527)
Balance at 1 July 2015	2,042,420	-	2,042,420
Amortisation expense	(260,251)	-	(260,251)
Impairment	(1,935,919)	-	(1,935,919)
Effects of movements on foreign exchange rates	153,750	-	153,750
Balance at 30 June 2016	-	-	-

Goodwill	Mobile Advertising (1)	Mobile Commerce (2)	Total
	$	$	$

Balance at 1 July 2015	1,493,157	179,727	1,672,884
Impairment	(1,579,904)	(179,727)	(1,759,631)
Effects of movements on foreign exchange rates	86,747	-	86,747
Balance at 30 June 2016	-	-	-

(1)	Mobile Advertising Cash Generating Unit

Ongoing revenues from Mobile Advertising are expected to be earned from the monetization of MOKO's student products, including REC*IT and REC*IT Fitness. As these products are not yet commercialized and cash inflows have not occurred as forecast, there is uncertainty over this expectation. As a result, the carrying value of the goodwill and intellectual property of this cash generating unit was deemed unrecoverable and fully impaired.

(2)	Mobile Commerce Cash Generating Unit (discontinued operations)

MOKO sold Deals I Love (Australia) Pty Ltd on 30 March 2016. As a result, the carrying value of the goodwill of this cash generating unit was written down to nil.

MOKO SOCIAL MEDIA LIMITED FOR THE YEAR ENDED 30 JUNE 2016	59

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 30 June 2016

Note 14: Available-for-sale financial assets

On 24 April 2015, MOKO signed a Share Purchase Agreement with Big Teams LLC (“BigTeams”), a limited liability company located in the US. MOKO invested One Million U.S. Dollars (US$1,000,000 or A$1,297,811) to acquire a 10% equity stake in BigTeams.

BigTeams is the largest high school sports software platform in the US, providing online tools and data for US high schools to assist with sports team administration, event management and fundraising.

MOKO launched a tailored version of its REC*IT app in November 2015, specifically targeted at the students and parents of more than 4,000 US high schools that are currently serviced by BigTeams, using data generated by BigTeams. This investment has significantly expanded its offering for US students and provided access to the high school market.

Under the terms of purchase agreement, MOKO paid US$200,000 (A$256,813) in the year ended 30 June 2015, and further US$800,000 (A$1,042,142) in the current year.

	2016	2015
	$	$
Unlisted ordinary shares	1,297,811	1,297,811

The unlisted ordinary shares are held in Big Teams LLC. Fair value information relating to this investment has not been disclosed because the shares are not quoted in an active market and fair value cannot be measured reliably. Management currently has no plans to dispose of the shares.

Based on financial positions and budgets from Big Teams LLC there is indication that the carrying amount may not be recoverable. An impairment loss has been recognised for the amount of $737,811 during the year for which the carrying amount exceeds its recoverable amount of $560,000.

Available-for-sale financial assets	Big Teams LLC
$

Balance at 1 July 2015	1,297,811
Impairment	(737,811)
Balance at 30 June 2016	560,000

60	MOKO SOCIAL MEDIA LIMITED FOR THE YEAR ENDED 30 JUNE 2016

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 30 June 2016

Note 15: Trade and other payables

	Consolidated
	2016	2015
	$	$
Trade payables *	638,393	1,835,324
Other payables and accruals	409,279	733,938
	1,047,672	2,569,262

* Included within trade payables at 30 June 205 was $800k USD for the remaining purchase amount for Big Teams LLC. Refer to Note 14.

Note 16: Employee benefits

	Consolidated
	2016	2015
	$	$
Current
Employee benefits	168,210	411,076

Non-Current
Employee benefits	11,818	45,530

A provision has been recognised for employee benefits relating to annual leave and long service leave. The measurement and recognition criteria relating to employee benefits have been included in Note 1 of this report.

Amounts not expected to be settled within the next 12 months

The current provision for long service leave includes all unconditional entitlements where employees have completed the required period of service and also those where employees are entitled to pro-rata payments in certain circumstances. The employee benefits are presented as current or non-current based on when the Consolidated Entity expects to settle the long service leave entitlements. However, based on past experience, the Consolidated Entity does not expect all employees to take the full amount of accrued long service leave or require payment within the next 12 months.

The following amounts reflect leave that is not expected to be taken within the next 12 months:

	Consolidated
	2016	2015
	$	$
Employee benefits obligation expected to be settled after 12 months	-	20,835

Note 17: Issued capital

	Consolidated
	2016	2015
	$	$
Fully paid ordinary shares 1,659,796,126 (30 June 2015: 755,486,679 shares)	69,142,533	58,214,171
Fully paid performance shares 20,000,000 (30 June 2015: 20,000,000)	200	200
	69,142,733	58,214,371

MOKO SOCIAL MEDIA LIMITED FOR THE YEAR ENDED 30 JUNE 2016	61

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 30 June 2016

Note 17: Issued capital (continued)

Ordinary shares entitle the holder to participate in dividends and the proceeds on the winding up of the company in proportion to the number of and amounts paid on the shares held. The fully paid ordinary shares have no par value and the company does not have a limited amount of authorised capital.

On a show of hands every member present at a meeting in person or by proxy shall have one vote and upon a poll each share shall have one vote.

(a) Ordinary shares

The followings movements in ordinary share capital occurred during the year:

Date	Details	Numbers of shares	Issue Price $	Amount $
1 July 2015	Opening Balance	755,486,679	Various	58,214,171
5 November 2015	NASDAQ placement	60,000,000	0.06	3,600,000
12 November 2015	Capital raising fees	2,000,000	0.06	120,000
27 November 2015	Issue under US Omnibus Plan	400,000	0.04	14,997
12 April 2016	Entitlement Issue	817,886,679	0.01	8,178,867
28 April 2016	Underwriting fees	16,500,000	0.01	165,000
28 April 2016	Broker commission	3,398,384	0.01	33,984
28 April 2016	Short term loan fees & interest	4,124,384	0.01	41,244
	Capital raising costs	-		(1,225,730)
	Closing Balance	1,659,796,126		69,142,533

(b) Performance shares

Issue Date	Details	Number of Shares	Issue Price	Amount $	Variation Price
28 November 2013	Share issue to Director pursuant to shareholder approval	20,000,000	$0.00001	200	$0.10

A Performance Share Plan was approved by shareholders at MOKO’s 2013 Annual General Meeting and involves the issuance of a new class of ordinary shares (“Performance Shares”) to eligible participants for their market value assessed by an independent expert and based on the rights and conditions attached to the Performance Shares (the “Issue Price”) by means of a payment to the Company of the Issue Price.

Performance Shares remain outstanding for a period equal to earlier of 3 years from the date of original purchase or the occurrence of the relevant Performance Event (such earlier date, the “End Date”). If the Performance Shares have not been ‘varied’ by the End Date, which can include events such as termination, the VWAP share price hurdle having been met, a takeover offer among others (any such event, a “Variation Event”) then the Performance Shares will be redeemed by the Company for their Issue Price. If a Variation Event does occur prior to the End Date, the holder has twelve months from the date of the Variation Event to provide notice and payment (a “Variation Payment”) to the Company.

Upon payment of the Variation Payment to the Company, the relevant Performance Shares will rank pari passu all with existing ordinary shares of the Company and trade together in the public market. On the other hand, at no time prior to a Variation Event will the holder be permitted to transfer any Performance Shares, and no dividend or voting rights will attach to any Performance Shares unless and until varied. In the event that the Variation Event does not occur prior or upon to the End Date, the Company will pay the Issue Price that it received from the holder for the applicable Performance Shares and then redeem and cancel those Performance Shares.

No Performance Shares were issued during the year. In the year ended 2014, Mr. McCann was issued 20.0 million Performance Shares at an Issue Price of $0.00001 per ordinary share with End Date of the third anniversary of issuance, Variation Payment of $0.10 per ordinary share and the Variation Event being the 90 day VWAP of our ordinary shares exceeding $0.40 per share. All above performance shares will expire on 28 November 2016.

62	MOKO SOCIAL MEDIA LIMITED FOR THE YEAR ENDED 30 JUNE 2016

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 30 June 2016

Note 17: Issued capital (continued)

(c) Options

Options granted

During the year, the Company granted the following options over unissued ordinary shares:

Table A – Options granted over unissued ordinary shares

Class	Grant Date	Expiry Date	Exercise Price	Number of Options
Unlisted Options – Director	1-Oct-15	27-Nov-18	0.15	2,000,000
Unlisted Options – Director	28-Apr-16	28-Apr-18	0.02	1,000,000
Unlisted Options – Director	28-Apr-16	28-Apr-18	0.03	1,000,000
Entitlement Issue	12-Apr-16	12-Apr-17	0.02	408,943,371
Underwriting fees	28-Apr-16	12-Apr-17	0.02	8,250,000
Broker commission	28-Apr-16	12-Apr-17	0.02	1,699,192
Short term loan fees & interest	28-Apr-16	12-Apr-17	0.02	2,062,192
Corporate advisory fees	28-Apr-16	12-Apr-17	0.02	10,000,000
Entitlement Issue	12-Apr-16	12-Apr-19	0.04	408,943,371
Underwriting fees	28-Apr-16	12-Apr-19	0.04	8,250,000
Broker commission	28-Apr-16	12-Apr-19	0.04	1,699,192
Short term loan fees & interest	28-Apr-16	12-Apr-19	0.04	2,062,192
Corporate advisory fees	28-Apr-16	12-Apr-19	0.04	10,000,000
Total				865,909,510

Table B - Options granted American Depositary Shares (where one ADS = 40 Ordinary shares)

Class	Grant Date	Expiry Date	Exercise Price (per ADS in US$)	Number granted (in ADSs)	Number granted (in ordinary shares)
Unlisted Options - Employee	19-Sep-15	31-Jul-17	$4.00	20,000	800,000
Unlisted Options - Employee	22-Sep-15	22-Sep-17	$3.00	25,000	1,000,000
Unlisted Options - Director	1-Sep-15	27-Nov-19	$5.35	150,000	6,000,000
Unlisted Options - Director	1-Sep-15	27-Nov-20	$5.35	150,000	6,000,000
Unlisted Options - Director	1-Sep-15	27-Nov-18	$3.55	75,000	3,000,000
Unlisted Options - Director	1-Sep-15	27-Nov-18	$3.55	75,000	3,000,000
Unlisted Options - Director	1-Oct-15	27-Nov-18	$3.55	50,000	2,000,000
Unlisted Options - Director	15-Jan-16	31-Dec-18	$1.14	100,000	4,000,000
Total				645,000	25,800,000

These options do not entitle the holder to participate in any share issue of the Company or any other entity.

MOKO SOCIAL MEDIA LIMITED FOR THE YEAR ENDED 30 JUNE 2016	63

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 30 June 2016

Note 17: Issued capital (continued)

Unissued shares under option

At the date of this report, unissued ordinary shares of the Company under option are:

Table C – Unissued ordinary shares under option

Class	Expiry Date	Exercise Price	Number of Options
Unlisted Director Options	30-Jul-16	$0.04	5,000,000
Unlisted Options	30-Jul-16	$0.04	5,000,000
Unlisted Employee Options	31-Jul-16	$0.06	500,000
Unlisted Employee Options	31-Jul-16	$0.17	4,250,000
Unlisted Director Options	26-Nov-17	$0.19	7,500,000
Unlisted Director Options	26-Nov-16	$0.19	3,000,000
Unlisted Employee Options	31-Jan-17	$0.20	1,000,000
Unlisted Employee Options	20-Dec-16	$0.20	1,000,000
Unlisted Employee Options	31-Dec-16	$0.17	700,000
Unlisted Employee Options	31-Dec-16	$0.08	750,000
Unlisted Options – Director	27-Nov-18	$0.15	2,000,000
Unlisted Options – Director	28-Apr-18	$0.02	1,000,000
Unlisted Options – Director	28-Apr-18	$0.03	1,000,000
Entitlement Issue	12-Apr-17	$0.02	408,943,371
Underwriting fees	12-Apr-17	$0.02	8,250,000
Broker commission	12-Apr-17	$0.02	1,699,192
Short term loan fees & interest	12-Apr-17	$0.02	2,062,192
Corporate advisory fees	12-Apr-17	$0.02	10,000,000
Entitlement Issue	12-Apr-19	$0.04	408,943,371
Underwriting fees	12-Apr-19	$0.04	8,250,000
Broker commission	12-Apr-19	$0.04	1,699,192
Short term loan fees & interest	12-Apr-19	$0.04	2,062,192
Corporate advisory fees	12-Apr-19	$0.04	10,000,000
Unlisted Options over American Depositary Shares (Unlisted ADS Options)	Refer to table D		27,100,000
Total			921,709,510

64	MOKO SOCIAL MEDIA LIMITED FOR THE YEAR ENDED 30 JUNE 2016

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 30 June 2016

Note 17: Issued capital (continued)

Table D – Unissued Options over American Depositary Shares (where one ADS = 40 Ordinary shares)

Class	Grant Date	Expiry Date	Exercise Price (per ADS in US$)	Number granted (in ADSs)	Number granted (in ordinary shares)
Unlisted ADS Options	30-Jun-14	31-Dec-16	$6.29	25,000	1,000,000
Unlisted ADS Options	23-Dec-14	3-Dec-16	$4.58	7,500	300,000
Unlisted Options - Employee	19-Sep-15	31-Jul-17	$4.00	20,000	800,000
Unlisted Options - Employee	22-Sep-15	22-Sep-17	$3.00	25,000	1,000,000
Unlisted Options - Director	1-Sep-15	27-Nov-19	$5.35	150,000	6,000,000
Unlisted Options - Director	1-Sep-15	27-Nov-20	$5.35	150,000	6,000,000
Unlisted Options - Director	1-Sep-15	27-Nov-18	$3.55	75,000	3,000,000
Unlisted Options - Director	1-Sep-15	27-Nov-18	$3.55	75,000	3,000,000
Unlisted Options - Director	1-Oct-15	27-Nov-18	$3.55	50,000	2,000,000
Unlisted Options - Director	15-Jan-16	31-Dec-18	$1.14	100,000	4,000,000
Total				677,500	27,100,000

These options do not entitle the holder to participate in any share issue of the Company or any other entity.

Lapse of options

During or since the end of the financial year, the following options lapsed:

Table E – lapsed options

Class	Expiry Date	Exercise Price	Number of Options
Unlisted Options – Other	24-Oct-15	0.155	3,450,000
Unlisted Options – Director	28-Nov-15	0.4	16,000,000
Unlisted Options – Director	28-Nov-15	0.1	6,400,000
Unlisted Options – Other	31-Dec-15	U$0.15	1,000,000
Unlisted Options – Director	31-Jan-16	0.2	2,000,000
Unlisted Options – Other	30-Jun-16	US$0.17	250,000
Unlisted Options – Employee	30-Jun-16	US$0.05	1,000,000
Unlisted Options – Employee	30-Jun-16	US$0.075	1,000,000
Total			31,100,000

Class	Expiry Date	Exercise Price	Number of ADS*
Unlisted Options - Employee	31-Dec-15	$4.07	25,000
Unlisted Options - Employee	31-Dec-15	$5.55	7,500
Unlisted Options - Employee	30-Jun-16	$7.50	53,000
Unlisted Options - Employee	30-Jun-16	$6.66	2,500
Unlisted Options - Other	30-Jun-16	$4.00	25,000
Total			113,000

MOKO SOCIAL MEDIA LIMITED FOR THE YEAR ENDED 30 JUNE 2016	65

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 30 June 2016

Note 17: Issued capital (continued)

* One ADS = 40 Ordinary shares

Cancellation of options

During or since the end of the financial year, the following options were cancelled:

Table F – cancelled options

Class	Expiry Date	Exercise Price	Number of ADS*
Unlisted Options - Employee	3-Nov-17	$4.58	7,500
Unlisted Options - Employee	3-Nov-18	$4.58	7,500
Total			15,000

* One ADS = 40 Ordinary shares

Shares issued on the exercise of options

During or since the end of the financial year, Nil option has been exercised.

(d) Capital Management

When managing capital, the Board’s objective is to ensure the entity continues as a going concern as well as to maintain optimal returns to shareholders and benefits for other stakeholders. The Board also aims to maintain a capital structure that ensures the lowest cost of capital available to the entity.

The Board are constantly adjusting the capital structure to take advantage of favorable costs of capital or high return on assets. As the market is constantly changing, management may issue new shares, sell assets to reduce debt or consider payment of dividends to shareholders.

The Board seeks to maintain a balance between the higher returns that might be possible with higher levels of borrowings and the advantages and security afforded by a sound capital position although there is no formal policy regarding gearing levels. The Consolidated Entity had nil borrowings at 30 June 2016 (2015: nil).

The Consolidated Entity is not subject to any externally imposed capital requirements.

There were no changes in the Consolidated Entity’s approach to capital management during the year.

66	MOKO SOCIAL MEDIA LIMITED FOR THE YEAR ENDED 30 JUNE 2016

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 30 June 2016

Note 18: Reserves

Foreign currency translation reserve

This reserve comprises all foreign currency differences arising from the translation of the financial statements of foreign operations to Australian dollars.

Share-based payments reserve

This reserve was used to recognise the value of share based payments.

	Consolidated
	2016	2015
	$	$

Foreign currency translation reserve
Balance at beginning of the year	1,967,505	570,172
Currency translation differences	590,423	1,397,333
Balance at the end of the year	2,557,928	1,967,505

Share-based payments reserve
Balance at beginning of the year	10,246,475	8,420,632
Share-based payments	1,249,075	1,825,843
Balance at the end of the year	11,495,550	10,246,475
TOTAL RESERVES	14,053,478	12,213,980

Note 19: Accumulated losses

	Consolidated
	2016	2015
	$	$
Accumulated losses brought forward	(58,942,958)	(38,929,670)
Movement in accumulated losses from changes in non-controlling interest	(269,248)	-
Loss after income tax expenses for the year	(21,457,299)	(20,013,288)
	(80,669,505)	(58,942,958)

MOKO SOCIAL MEDIA LIMITED FOR THE YEAR ENDED 30 JUNE 2016	67

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 30 June 2016

Note 20: Share based payments

Below are summaries of the movements of options during the year to key management personnel and employees:

2016 Class	Grant Date	Expiry Date	Exercise Price *	Balance at start of the year	Granted	Exercised	Expired/ forfeited/ other	Balance at end of the year **
Director Options	14-Dec-12	30-Jul-16	$0.042	10,000,000	-	-	-	10,000,000
Employee Options	21-Feb-13	31-Jul-16	$0.06	500,000	-	-	-	500,000
Employee Options	13-Sep-13	31-Jul-16	$0.17	3,650,000	-	-	-	3,650,000
Director Options	28-Nov-13	28-Nov-15	$0.40	16,000,000	-	-	(16,000,000)	-
Director Options	28-Nov-13	28-Nov-15	$0.10	6,000,000	-	-	(6,000,000)	-
Employee Options	19-Mar-14	31-Jul-16	$0.17	600,000	-	-	-	600,000
Director Options	5-May-14	28-Nov-15	$0.10	400,000	-	-	(400,000)	-
Director Options	5-May-14	31-Jan-16	$0.20	2,000,000	-	-	(2,000,000)	-
Director Options	26-Nov-14	26-Nov-17	$0.19	7,500,000	-	-	-	7,500,000
Director Options	26-Nov-14	26-Nov-16	$0.19	3,000,000	-	-	-	3,000,000
Employee Options	26-Nov-14	31-Jan-17	$0.20	1,000,000	-	-	-	1,000,000
Employee Options	19-Dec-14	20-Dec-16	$0.20	1,000,000	-	-	-	1,000,000
Employee Options	13-Apr-15	31-Dec-16	$0.17	700,000	-	-	-	700,000
Employee Options	1-May-15	31-Dec-16	$0.08	750,000	-	-	-	750,000
Employee Options	26-Jun-15	30-Jun-16	US$0.05	1,000,000	-	-	(1,000,000)	-
Employee Options	26-Jun-15	30-Jun-16	US$0.075	1,000,000	-	-	(1,000,000)	-
Employee Options	22-Dec-14	31-Dec-15	US$0.15	1,000,000	-	-	(1,000,000)	-
Employee Options	22-Dec-14	30-Jun-16	US$0.17	250,000	-	-	(250,000)	-
Director Options	1-Oct-15	27-Nov-18	$0.15	-	2,000,000	-	-	2,000,000
Director Options	28-Apr-16	28-Apr-18	$0.02	-	1,000,000	-	-	1,000,000
Director Options	28-Apr-16	28-Apr-18	$0.03	-	1,000,000	-	-	1,000,000
				56,350,000	4,000,000	-	(27,650,000)	32,700,000
Weighted average exercise price				$0.21	$0.09	-	$0.32	$0.13

* Exercise price is in AUD otherwise it is in USD if it is indicated as US$.

** All above options are exercisable at the end of the financial year 2016 apart from follows

1) 7,500,000 director options issued on 26 November 2014, with exercise price $0.19 and expiry date on 26 November 2017; and

2) 1,000,000 options issued on 28 April 2016, with exercise price $0.03 and expiry date on 28 April 2018.

68	MOKO SOCIAL MEDIA LIMITED FOR THE YEAR ENDED 30 JUNE 2016

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 30 June 2016

Note 20: Share based payments (continued)

2015 Class	Grant Date	Expiry Date	Exercise Price *	Balance at start of the year	Granted	Exercised	Expired/ forfeited/ other	Balance at end of the year **
Director Options	14-Dec-12	30-Jul-16	$0.042	10,000,000	-	-	-	10,000,000
Employee Options	21-Dec-12	30-Nov-15	$0.10	500,000	-	(500,000)	-	-
Employee Options	21-Feb-13	30-Jul-16	$0.06	750,000	-	(250,000)	-	500,000
Employee Options	13-Sep-13	31-Jul-16	$0.17	3,650,000	-	-	-	3,650,000
Director Options	28-Nov-13	28-Nov-15	$0.40	16,000,000	-	-	-	16,000,000
Director Options	28-Nov-13	28-Nov-15	$0.10	6,000,000	-	-	-	6,000,000
Employee Options	19-Mar-14	31-Jul-16	$0.17	600,000	-	-	-	600,000
Director Options	5-May-14	28-Nov-15	$0.10	400,000	-	-	-	400,000
Director Options	5-May-14	31-Jan-16	$0.20	2,000,000	-	-	-	2,000,000
Employee Options	3-Nov-14	31-Dec-14	US$0.05	-	1,000,000	(1,000,000)	-	-
Employee Options	3-Nov-14	31-Dec-14	US$0.10	-	1,000,000	(1,000,000)		-
Employee Options	3-Nov-14	31-Dec-14	US$0.15	-	1,000,000	-	(1,000,000)	-
Employee Options	3-Nov-14	30-Jun-16	US$0.1875	-	1,000,000	-	(1,000,000)	-
Employee Options	3-Nov-14	31-Dec-14	US$0.17	-	250,000	-	(250,000)	-
Director Options	26-Nov-14	26-Nov-17	$0.19	-	7,500,000	-	-	7,500,000
Director Options	26-Nov-14	26-Nov-16	$0.19	-	5,000,000	-	(2,000,000)	3,000,000
Employee Options	26-Nov-14	31-Jan-17	$0.196	-	1,000,000	-	-	1,000,000
Employee Options	19-Dec-14	20-Dec-16	$0.2	-	1,000,000	-	-	1,000,000
Employee Options	13-Apr-15	31-Dec-16	$0.17	-	700,000	-	-	700,000
Employee Options	1-May-15	31-Dec-16	$0.075	-	750,000	-	-	750,000
Employee Options	26-Jun-15	30-Jun-16	US$0.05	-	1,000,000	-	-	1,000,000
Employee Options	26-Jun-15	30-Jun-16	US$0.075	-	1,000,000	-	-	1,000,000
Employee Options	22-Dec-14	31-Dec-15	US$0.15	-	1,000,000	-	-	1,000,000
Employee Options	22-Dec-14	30-Jun-15	US$0.1875	-	1,000,000	-	(1,000,000)	-
Employee Options	22-Dec-14	30-Jun-16	US$0.17	-	250,000	-		250,000
				39,900,000	24,450,000	(2,750,000)	(5,250,000)	56,350,000
Weighted average exercise price				$0.22	$0.18	$0.09	$0.21	$0.21

* Exercise price is in AUD otherwise it is in USD if it is indicated as US$.

MOKO SOCIAL MEDIA LIMITED FOR THE YEAR ENDED 30 JUNE 2016	69

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 30 June 2016

Note 20: Share based payments (continued)

** All above options are exercisable at the end of the financial year 2015 apart from 7,500,000 director options issued on 26 November 2014, with exercise price $0.19 and expiry date on 26 November 2017.

The weighted average exercise price of options that are outstanding at the end of the financial year was $0.13 (2015: $0.21).

The weighted average remaining contractual life of options outstanding at the end of the financial year 2016 was 8.59 months (2015: 12.11 months).

Options granted over American Depositary Shares (where one ADS = 40 Ordinary shares)

2016 Class	Grant Date	Expiry Date	Exercise Price (per ADS in US$)	Balance at start of the year	Granted	Exercised	Expired/ forfeited/ other	Balance at end of the year
ADS Options	30-Jun-14	31-Dec-15	$4.07	25,000	-	-	(25,000)	-
ADS Options	30-Jun-14	31-Dec-16	$6.29	25,000	-	-	-	25,000
ADS Options	30-Jun-14	30-Jun-16	$7.50	41,750	-	-	(41,750)	-
ADS Options	30-Jun-14	30-Jun-16	$6.66	2,500	-	-	(2,500)	-
ADS Options	30-Jun-14	30-Jun-16	$7.50	11,250	-	-	(11,250)	-
ADS Options	30-Jun-14	31-Dec-15	$5.55	7,500	-	-	(7,500)	-
ADS Options	23-Dec-14	3-Dec-16	$4.58	7,500	-	-	-	7,500
ADS Options	23-Dec-14	3-Nov-17	$4.58	7,500	-	-	(7,500)	-
ADS Options	23-Dec-14	3-Nov-18	$4.58	7,500	-	-	(7,500)	-
ADS Options	27-Aug-15	31-Jul-17	$4.00	-	20,000	-	-	20,000
ADS Options	18-Sep-15	22-Sep-17	$3.00	-	25,000	-	-	25,000
ADS Options	1-Sep-15	27-Nov-19	$5.35	-	150,000	-	-	150,000
ADS Options	1-Sep-15	27-Nov-20	$5.35	-	150,000	-	-	150,000
ADS Options	1-Sep-15	27-Nov-18	$3.55	-	75,000	-	-	75,000
ADS Options	1-Sep-15	27-Nov-18	$3.55	-	75,000	-	-	75,000
ADS Options	1-Oct-15	27-Nov-18	$3.55	-	50,000	-	-	50,000
ADS Options	22-Dec-15	31-Dec-18	$1.14	-	100,000	-	-	100,000
				135,500	645,000	-	(103,000)	677,500
Weighted average exercise price (US$)				$6.04	$4.01	-	$6.08	$4.10

All above ADS options are exercisable at the end of the financial year 2016 apart from follows

1) 150,000 ADS options granted on 1 September 2016, with exercise price US$5.35 and expiry date on 27 November 2019; and

2) 150,000 ADS options granted on 1 September 2016, with exercise price US$5.35 and expiry date on 27 November 2020.

70	MOKO SOCIAL MEDIA LIMITED FOR THE YEAR ENDED 30 JUNE 2016

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 30 June 2016

Note 20: Share based payments (continued)

2015 Class	Grant Date	Expiry Date	Exercise Price (per ADS in US$)	Balance at start of the year	Granted	Exercised	Expired/ forfeited/ other	Balance at end of the year *
ADS Options	30-Jun-14	30-Jun-16	$2.00	25,000	-	-	(25,000)	-
ADS Options	30-Jun-14	30-Jun-16	$3.00	25,000	-	-	(25,000)	-
ADS Options	30-Jun-14	31-Dec-14	$2.00	25,000	-	-	(25,000)	-
ADS Options	30-Jun-14	31-Dec-14	$4.00	25,000	-	-	(25,000)	-
ADS Options	30-Jun-14	31-Dec-15	$6.00	25,000	-	-	(25,000)	-
ADS Options	30-Jun-14	30-Jun-16	$7.50	25,000	-	-	(25,000)	-
ADS Options	30-Jun-14	31-Dec-14	$3.70	5,000	-	-	(5,000)	-
ADS Options	30-Jun-14	31-Dec-14	$1.85	25,000	-	-	(25,000)	-
ADS Options	30-Jun-14	31-Dec-15	$4.07	25,000	-	-	-	25,000
ADS Options	30-Jun-14	31-Dec-16	$6.29	25,000	-	-	-	25,000
ADS Options	30-Jun-14	30-Jun-16	$7.50	41,750	-	-	-	41,750
ADS Options	30-Jun-14	31-Dec-14	$6.29	25,000	-	-	(25,000)	-
ADS Options	30-Jun-14	30-Jun-16	$6.66	2,500	-	-	-	2,500
ADS Options	30-Jun-14	30-Jun-16	$7.50	11,250	-	-	-	11,250
ADS Options	30-Jun-14	30-Jun-16	$6.80	6,250	-	-	(6,250)	-
ADS Options	30-Jun-14	31-Dec-14	$5.55	7,500	-	-	(7,500)	-
ADS Options	30-Jun-14	31-Dec-14	$5.55	7,500	-	-	(7,500)	-
ADS Options	30-Jun-14	31-Dec-15	$5.55	7,500	-	-	-	7,500
ADS Options	23-Dec-14	1-Nov-17	$5.05	-	6,666	-	(6,666)	-
ADS Options	23-Dec-14	1-Nov-18	$5.05	-	6,667	-	(6,667)	-
ADS Options	23-Dec-14	1-Nov-19	$5.05	-	6,667	-	(6,667)	-
ADS Options	23-Dec-14	3-Dec-16	$4.58	-	7,500	-	-	7,500
ADS Options	23-Dec-14	3-Nov-17	$4.58	-	7,500	-	-	7,500
ADS Options	23-Dec-14	03-Nov-18	$4.58	-	7,500	-	-	7,500
				339,250	42,500	-	(246,250)	135,500
Weighted average exercise price (US$)				$4.94	$4.80	-	$4.31	$6.04

* All above ADS options are exercisable at the end of the financial year 2015 apart from 15,000 ADS options issued on 23 December 2014, with exercise price $4.58, expiry date on 3 November 2017 and 3 November 2018 respectively.

The weighted average exercise price of ADS options issued to key management personnel and employees that are outstanding at the end of the financial year was US$4.10 (2015: US$6.04).

The weighted average remaining contractual life of options outstanding at the end of the financial year was 35.46 months (2015: 14.38).

For the options granted to the key management personnel and employees during the current financial year, the fair value was measured at grant date using a Black-Scholes model that took account of the terms and conditions upon which the instruments were granted. Expected volatility reflects the historical volatility of the Company’s share price over the historical period commensurate with the expected term.

MOKO SOCIAL MEDIA LIMITED FOR THE YEAR ENDED 30 JUNE 2016	71

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 30 June 2016

Note 20: Share based payments (continued)

The valuation model inputs used to determine the fair value are as follows:

Options over fully paid ordinary shares for the key management personnel and employees

Grant date	Expiry date	Maximum life	Exercise price $	Share price at grant date $	Expected volatility	Risk free interest rate	Tradeable discount
1-Oct-15	27-Nov-18	3	$0.15	$0.11	68.06%	1.84%	20%
28-Apr-16	28-Apr-18	2	$0.02	$0.01	50.83%	1.87%	20%
28-Apr-16 *	28-Apr-18	2	$0.03	$0.01	50.83%	1.87%	20%

*All options were granted for no consideration and vested immediately except for the options expiry date on 28 April 2018.

Options granted over American Depositary Shares (where one ADS = 40 Ordinary shares)

Grant date	Expiry date	Maximum life	Exercise price (US$)	Share price at grant date (US$)	Expected volatility	Risk free interest rate	Tradeable discount
27-Aug-15	31-Jul-17	2	$4.00	$3.45	40.16%	0.36%	20%
18-Sep-15	22-Sep-17	2	$3.00	$3.00	39.66%	0.35%	20%
1-Sep-15 **	27-Nov-19	4	$5.35	$3.41	39.98%	1.26%	20%
1-Sep-15 **	27-Nov-20	5	$5.35	$3.41	39.98%	1.49%	20%
1-Sep-15	27-Nov-18	3	$3.55	$3.41	39.98%	1.03%	20%
1-Sep-15	27-Nov-18	3	$3.55	$3.41	39.98%	1.03%	20%
1-Oct-15	27-Nov-18	3	$3.55	$3.10	39.42%	0.92%	20%
22-Dec-15	31-Dec-18	3	$1.14	$0.72	47.76%	1.31%	20%

** All options were granted for no consideration and vested immediately except for the options with exercise price expiry date on 27 November 2019 and 27 November 2020.

Those options granted to key management personnel have been identified in key management personnel disclosures (Note 22) and the Remuneration Report in the Directors' Report. Shareholder approval was obtained for the grants of options to directors on 27 November 2015.

Shares issued as compensation

Performance Shares

No Performance Shares were issued in 2016 (2015: Nil).

American Depositary Shares

In current fiscal year, the following American Depositary Shares were issued to eligible participants of the US Omnibus Plan equity incentive scheme approved by shareholders on 5 May 2014.

1)	10,000 ADSs (equivalent to 400,000 ordinary shares) for nil consideration were issued on 27 November 2015

In 2015, the following American Depositary Shares were issued to eligible participants.

2)	11,826 ADSs (equivalent to 473,040 ordinary shares) for nil consideration were issued on 13 April 2015
3)	6,000 ADSs (equivalent to 240,000 ordinary shares) for nil consideration were issued on 1 May 2015

For details of shares and options issued in lieu of services rendered, refer to issued capital disclosures (Note 17) and non-cash investing and financing activities disclosures (Note 21(b)).

72	MOKO SOCIAL MEDIA LIMITED FOR THE YEAR ENDED 30 JUNE 2016

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 30 June 2016

Note 21: Cash flow information

	Consolidated
	2016	2015
	$	$
(a) Reconciliation of cash flow from operations with loss after income tax

Loss after income tax expense for the year	(21,541,811)	(20,294,007)

Adjustments for:

Depreciation and amortisation	446,068	1,017,657
Foreign exchange differences	610,504	(429,079)
Impairment expenses	4,433,361	-
Share based payments and related costs	1,263,528	1,929,265
Loss on disposal of non-current assets	12,656	-

Changes in operating assets and liabilities:
Decrease in receivables	462,812	523,579
Decrease / (Increase) in other assets	690,561	(815,687)
(Decrease) / Increase in trade and other payables	(410,225)	5,651
(Decrease) / Increase in employee benefits	(276,578)	144,338
(Decrease) in current tax	-	(740,880)
Decrease in deferred tax assets	-	427,719

Net cash used in operating activities	(14,309,124)	(18,231,444)

(b) Non-cash investing and financing activities

On 1 October 2014, MOKO completed a business combination by acquiring 80% of the ordinary shares as a controlling interest in Tagroom Pty Ltd (‘Tagroom’). In addition to cash, the fair value consideration was settled via $200,000 in MOKO ordinary shares (1,242,263 shares) priced at the volume-weighted average price of shares traded on the ASX over the 5 trading days up to and including the day before completion on 12 December 2014.

During the year, the Company issued the following ADS (American Depositary Shares) for nil consideration, where one ADS = 40 Ordinary shares. They were issued to eligible participants of the US Omnibus Plan equity incentive scheme approved by shareholders on 5 May 2014.

2016 Date	Details	ADS Price (US$)	Number of	Fair Value
			ADS	US$
27 November 2015	Share issued under US Omnibus Plan	$1.08	10,000	10,800

In 2015, the Company issued the following ADS.

2015 Date	Details	ADS Price (US$)	Number of	Fair Value
			ADS	US$
13 April 2015	Share issued under US Omnibus Plan	$4.88	7,000	34,160
13 April 2015	Share issued under US Omnibus Plan	$5.18	4,826	25,000
1 May 2015	Share issued under US Omnibus Plan	$5.35	6,000	32,100

These transactions are not reflected in the statement of cash flows.

MOKO SOCIAL MEDIA LIMITED FOR THE YEAR ENDED 30 JUNE 2016	73

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 30 June 2016

Note 22: Key management personnel disclosures

(a)	Directors

The following persons were Directors of MOKO Social Media Limited during the financial year:

Ian Rodwell	-	Chief Executive Officer and Managing Director (resigned 18 February 2016)
Shripal Shah	-	Chief Executive Officer and Managing Director (appointed 16 May 2016)
Greg McCann	-	Non-Executive Chairman
Mark Hauser	-	Non-Executive Director (resigned 24 May 2016)
Jeff White	-	Non-Executive Director (resigned 17 November 2015)
Leo Hindery Jr	-	Non-Executive Director (resigned 14 April 2016)
Diana Rhoten	-	Non-Executive Director (appointed 1 October 2015 and resigned 14 April 2016)
Emma Waldon	-	Non-Executive Director (appointed 1 October 2015)
Edward Bralower	-	Non-Executive Director (appointed 30 June 2016)

(b)	Key management personnel compensation

The aggregate compensation made to directors and other members of key management personnel of the Consolidated Entity is set out below:

	Consolidated
	2016	2015
	$	$

Short-term employee benefits	1,175,479	740,628
Post-employment benefits	17,749	14,496
Share based payments - Performance shares	310,074	759,577
Share based payments - Options	342,233	505,470
	1,845,535	2,020,171

Detailed remuneration disclosures can be found in Sections A-E of the remuneration report on pages 13 to 20.

Note 23: Related party transactions

(a) Parent entity

MOKO Social Media Limited is the parent entity.

(b) Subsidiaries

Interests in subsidiaries are set out in Note 25.

(c) Key management personnel

Disclosures relating to key management personnel are set out in Note 22 and the remuneration report on pages 13 to 20 in the Directors’ Report.

(d) Transactions with related parties

The following transactions occurred with related parties:

74	MOKO SOCIAL MEDIA LIMITED FOR THE YEAR ENDED 30 JUNE 2016

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 30 June 2016

Note 23: Related party transactions (continued)

	Consolidated
	2016	2015
	$	$
Amounts recognised as expense
Company secretarial and accounting (1)	-	56,670
Office rent (2)	1,664	20,047
Total	1,664	76,717

(1) Andrew Bursill, the former Company Secretary who resigned on 31 January 2015, is also an associate of Franks & Associates Pty Ltd which provided accounting and Company secretarial services to MOKO Social Media Limited. The contract between MOKO Social Media Limited and Franks & Associates was based on normal commercial terms.

(2) Greg McCann, Non-Executive Chairman, is an associate of Consortio Pty Limited (“Consortio”) who leases office space in Sydney to MOKO. The lease agreement between MOKO and Consortio was based on normal commercial terms and terminated on 1 August 2015.

(e) Loans to/from related parties

Loans are made to/by the Parent Entity, MOKO Social Media Limited, to its subsidiaries for capital purchases and working capital purposes. The loans outstanding between the Parent Entity and its subsidiaries have no fixed date of repayment and are non-interest bearing. Details of the Parent Entity’s interest in its subsidiaries are set out in Note 25.

	Company
	2016	2015
	$	$
Non-Current
Loans to / (from) subsidiaries:
MOKO.mobi Inc (1)	-	12,197,944
Deals I Love (Australia) Pty Ltd (2)	-	994,584
Tagroom Pty Ltd (3)	-	280,686

Total	-	13,473,214

(1)	The outstanding balance to MOKO.mobi Inc is $21,376,220 as at 30 June 2016. There is no plan for MOKO.mobi Inc to repay the loan in the future. The total amount is unrecoverable and impaired.
(2)	MOKO sold Deals I Love (Australia) Pty Ltd (“DIL”) to Hedgeabelli Pty Ltd on 30 March 2016. As a condition to the occurrence of Completion, MOKO advanced $37,500 to DIL as part of the Completion Loan. On the completion date, MOKO released DIL from any outstanding loan balances amounting to $1,092,084.
(3)	Tagroom Pty Ltd (“Tagroom”) was discontinued operation in October 2015. MOKO released Tagroom from any outstanding loan balances amounting to $711,390.

No dividends were received from the subsidiaries in the 2015 or 2016 financial years.

Terms and conditions

All transactions were made on normal commercial terms and conditions and at market rates.

MOKO SOCIAL MEDIA LIMITED FOR THE YEAR ENDED 30 JUNE 2016	75

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 30 June 2016

Note 24: Parent entity information

Set out below is the supplementary information about the parent entity.

	Parent
	2016	2015
Statement of profit or loss and other comprehensive income	$	$
Loss after income tax	(36,026,645)	(6,004,302)

Total comprehensive income	(36,026,645)	(6,004,302)

Statement of financial position
Total current assets	1,197,872	6,766,544

Total assets	1,805,836	26,864,720

Total current liabilities	463,660	1,639,624

Total liabilities	475,478	1,685,154

Equity
Issued capital	69,142,733	58,214,371
Reserves	11,495,549	10,246,474
Accumulated losses	(79,307,924)	(43,281,279)

Total equity	1,330,358	25,179,566

Contingent liabilities

The parent entity had no contingent liabilities as at 30 June 2015 and 30 June 2016.

Capital commitments - Property, plant and equipment

The parent entity had no capital commitments for property, plant and equipment as at 30 June 2015 and 30 June 2016.

Significant accounting policies

The accounting policies of the parent entity are consistent with those of the Consolidated Entity, as disclosed in note 1, except for the following:

•	Investments in subsidiaries are accounted for at cost, less any impairment, in the parent entity.

76	MOKO SOCIAL MEDIA LIMITED FOR THE YEAR ENDED 30 JUNE 2016

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 30 June 2016

Note 25: Subsidiaries

The consolidated financial statements incorporate the assets, liabilities and results of the following wholly-owned subsidiaries in accordance with the accounting policy described in Note 1:

		Entity interest
	Country of incorporation	2016	2015
MOKO Mobi Inc	United States of America	100%	100%
MOKO Door Foundation *	United States of America	-	100%
All Night Media Limited *	England	-	100%
Paper Tree Limited	British Virgin Islands	100%	100%
Deals I Love (Australia) Pty Ltd **	Australia	-	51%
Tagroom Pty Ltd	Australia	94.2%	80%

The consolidated financial statements incorporate the assets, liabilities and results of the following subsidiary with non-controlling interests in accordance with the accounting policy described in Note 1:

* Denotes entities deregistered during the year.

** MOKO sold Deals I Love (Australia) Pty Ltd (“DIL”) to Hedgeabelli Pty Ltd on 30 March 2016. As a condition to the occurrence of Completion, MOKO advanced $37,500 to DIL as part of the Completion Loan. On the completion date, MOKO released DIL from any outstanding loan balances amounting to $1,092,084.

Summarised financial information

Summarised financial information of the subsidiaries with non-controlling interests that are material to the Consolidated Entity are set out below:

MOKO SOCIAL MEDIA LIMITED FOR THE YEAR ENDED 30 JUNE 2016	77

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 30 June 2016

Note 25: Subsidiaries (continued)

Tagroom Pty Ltd
	2016 *	2015
	$	$
Summarised statement of financial position
Current assets	-	26,926
Non-current assets	-	7,160
Total assets	-	34,086

Current liabilities	-	640,914
Non-current liabilities	-	-
Total liabilities	-	640,914
Net liabilities	-	(606,828)

Summarised statement of profit or loss and other comprehensive income
Revenue	7,194	43,735
Expenses	(111,757)	(710,992)

Loss before income tax	(104,563)	(667,257)
Income tax expense	-	-

Loss after income tax	(104,563)	(667,257)
Other comprehensive income	-	-

Total comprehensive income	(104,563)	(667,257)

Statement of cash flows
Net cash used in operating activities	(77,974)	(317,323)
Net cash provided by / (used in) investing activities	5,471	(10,246)
Net cash provided by financing activities	49,833	325,354

Net (decrease) in cash and cash equivalents	(22,670)	(2,215)

Other financial information
Loss attributable to non-controlling interests	(6,065)	(133,451)
Movement in accumulated losses from changes in non-controlling interest	94,751	-
Accumulated non-controlling interests at the end of reporting period	(44,765)	(133,451)

* MOKO purchased additional 14.2% shareholders from previous Tagroom shareholders and employees on 30 October 2015. MOKO released Tagroom from any outstanding loan balances amounting to $711,390 after its operation was discontinued from 31 October 2015.

5.8% of Loss during the year (2015: 20%) attributable to Non-controlling interest, 94.2% of Loss during the year (2015: 80%) attributable to the Consolidated entity.

The “Profit and loss” and “Cash flow” for the year ended 2016 was from 1 July 2015 till 31 October 2015 before discontinued.

78	MOKO SOCIAL MEDIA LIMITED FOR THE YEAR ENDED 30 JUNE 2016

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 30 June 2016

Note 25: Subsidiaries (continued)

Deals I Love (Australia) Pty Ltd
	2016 *	2015
	$	$
Summarised statement of financial position
Current assets	-	140,551
Non-current assets	-	2,485
Total assets	-	143,036

Current liabilities	-	1,266,592
Non-current liabilities	-	-
Total liabilities	-	1,266,592
Net liabilities	-	(1,123,556)

Summarised statement of profit or loss and other comprehensive income
Revenue	708,314	1,990,291
Expenses	(868,411)	(2,290,837)

Loss before income tax	(160,097)	(300,546)
Income tax expense	-	-

Loss after income tax	(160,097)	(300,546)

Other comprehensive income	-	-

Total comprehensive income	(160,097)	(300,546)

Statement of cash flows
Net cash used in operating activities	(82,893)	(390,975)
Net cash used in investing activities	(31,724)	-
Net cash provided by financing activities	97,500	385,000

Net (decrease) in cash and cash equivalents	(17,117)	(5,975)

Other financial information
Loss attributable to non-controlling interests	(78,448)	(147,268)
Movement in accumulated losses from changes in non-controlling interest	349,814	-
Accumulated non-controlling interests at the end of reporting period	-	(271,366)

* MOKO sold Deals I Love (Australia) Pty Ltd (“DIL”) to Hedgeabelli Pty Ltd on 30 March 2016. As a condition to the occurrence of Completion, MOKO advanced $37,500 to DIL as part of the Completion Loan. On the completion date, MOKO released DIL from any outstanding loan balances amounting to $1,092,084.

The “Profit and loss” and “Cash flow” for the year ended 2016 was from 1 July 2015 till 30 March 2016 before sold.

49% of Loss during the period from 1 July 2015 till 30 March 2016 attributable to Non-controlling interest, 51% of Loss during the period attributable to the Consolidated entity.

MOKO SOCIAL MEDIA LIMITED FOR THE YEAR ENDED 30 JUNE 2016	79

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 30 June 2016

Note 26: Earnings per share

	2016	2015 (restated)
	$	$
(a) Earnings per share from continuing operations
Loss after income tax attributable to owners of MOKO Social Media Limited	(20,803,136)	(18,995,935)
Weighted average number of shares used as the denominator in calculating basic and diluted earnings per share	976,674,881	609,883,178

	cents	cents
Basic earnings per share	(2.13)	(3.11)

(b) Earnings per share from discontinued operations
Loss after income tax attributable to owners of MOKO Social Media Limited	(654,163)	(1,017,353)
Weighted average number of shares used as the denominator in calculating basic and diluted earnings per share	976,674,881	609,883,178

	cents	cents
Basic earnings per share	(0.07)	(0.17)

(c) Total Earnings per share from loss
Loss after income tax attributable to owners of MOKO Social Media Limited	(21,457,299)	(20,013,288)
Weighted average number of shares used as the denominator in calculating basic and diluted earnings per share	976,674,881	609,883,178

	cents	cents
Basic earnings per share	(2.20)	(3.28)

(b) Diluted earnings per share

Options issued to shareholders and related parties are considered to be potential ordinary shares and have been considered in the determination of diluted earnings per share. The calculation of dilutive earnings per share does not assume conversion, exercise, or other issue of potential ordinary shares that would have an antidilutive effect on earnings per share. Diluted earnings per share are therefore not different from basic earnings per share

Note 27: Contingencies

There were no contingent liabilities at 30 June 2016 (2015: $nil).

80	MOKO SOCIAL MEDIA LIMITED FOR THE YEAR ENDED 30 JUNE 2016

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 30 June 2016

Note 28: Commitments

Lease commitments - rental

	Consolidated
	2016	2015
	$	$
Within one year	218,203	414,406
One and five years	54,950	563,305
More than five years	-	-
	273,153	977,711

The Consolidated Entity leases its offices in United States of America and Australia. The US lease includes a three-year lease commitment for a New York office until November 2017 and a three-year lease commitment for an office in Alexandria, VA until September 2017.

During the year an amount of $487,941 (2015: $453,673) was recognised as an expense in profit or loss in respect of operating rental leases.

Note 29: Events occurring after the statement of financial position date

Sales agreement:

On 16 August 2016, MOKO entered into an asset sales agreement with Competitor Group, Inc. (“CGI”), under which CGI will acquire RunHaven, MOKO’s running website and social media assets for an undisclosed amount.

MOKO and CGI have also entered a marketing alliance in which they will facilitate introductions to each other’s partners to explore potential sponsorship and media opportunities.

No other matter or circumstance has arisen since 30 June 2016 that has or may significantly affect:

(a) MOKO Social Media Limited operations in future financial years, or

(b) The results of those operations in future financial years, or

(c) MOKO Social Media Limited’s state of affairs in future financial years.

Note 30: Auditor’s remuneration

During the year the following fees were paid or payable for services provided by the auditor:

	Consolidated
	2016	2015
	$	$
Audit services
Audit and review of financial reports – BDO	175,680	335,715
F1 review of financial reports – BDO	30,434	23,614

	206,114	359,329

MOKO SOCIAL MEDIA LIMITED FOR THE YEAR ENDED 30 JUNE 2016	81

DIRECTORS’ DECLARATION

The Directors of the Company declare that:

•	the attached financial statements and notes thereto comply with the Corporations Act 2001, the Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements;

•	the attached financial statements and notes thereto comply with International Financial Reporting Standards as issued by the International Accounting Standards Board as described in Note 1 to the financial statements;

•	the attached financial statements and notes thereto give a true and fair view of the Consolidated Entity's financial position as at 30 June 2016 and of its performance for the financial year ended on that date;

•	there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

The Directors have been given the declarations required by section 295A of the Corporations Act 2001.

Signed in accordance with a resolution of Directors made pursuant to section 295(5) of the Corporations Act 2001.

On behalf of the Directors

Greg McCann	Shripal Shah
Chairman	CEO and Managing Director

Date: 30 September 2016	Date: 30 September 2016
Sydney, Australia	Virginia, USA

82	MOKO SOCIAL MEDIA LIMITED FOR THE YEAR ENDED 30 JUNE 2016

SHAREHOLDER INFORMATION

The shareholder information set out below was applicable as at 26 August 2016

A. Distribution of equity securities

Analysis of numbers of equity security holders by size of holding:

(i) Distribution schedule of Fully paid Ordinary Shares (ASX: MKB)

Range	Securities	%	No of Holders	%
100,001 and Over	1,623,109,480	97.79	672	17.67
10,001 to 100,000	33,091,946	1.99	754	19.83
5,001 to 10,000	1,906,421	0.11	230	6.05
1,001 to 5,000	1,305,073	0.08	503	13.23
1 to 1,000	383,206	0.02	1,643	43.21
Total	1,659,796,126	100.00	3,802	100.00

There were 3,227 holders of less than a marketable parcel of ordinary shares.

(ii) Distribution schedule of unlisted options over ordinary share holdings

Range	(1)	(2)	(3)	(4)	(5)	(6)	(7)*	(8)*	(9)	(10)*	(11)*
100,001 & Over	1	3	1	1	1	1	1	1	1	266	266
10,001 to 100,000	-	-	-	-	-	-	-	-	-	127	127
5,001 to 10,000	-	-	-	-	-	-	-	-	-	34	34
1,001 to 5,000	-	-	-	-	-	-	-	-	-	63	63
1 to 1,000	-	-	-	-	-	-	-	-	-	51	51
Total	1	3	1	1	1	1	1	1	1	541	541

Number	Expiry Date	Exercise Price	Number under option
(1)*	26-Nov-16	$0.19	3,000,000
(2)*	20-Dec-16	$0.20	1,000,000
(3)*	31-Dec-16	$0.17	700,000
(4)*	31-Dec-16	$0.075	750,000
(5)*	31-Jan-17	$0.196	1,000,000
(6)*	26-Nov-17	$0.19	7,500,000
(7)*	27-Nov-18	$0.15	2,000,000
(8)*	28-Apr-18	$0.02	1,000,000
(9)*	28-Apr-18	$0.03	1,000,000
(10)^	12-Apr-17	$0.02	430,954,755
(11)^	12-Apr-19	$0.04	430,954,755
Total			879,859,510

* Employee share options - Details of holders of unlisted share options in the employee share option category are exempted from disclosure under Chapter Four of the ASX listing rules.

^ There are no option holders who hold more than 20% of these classes of unlisted options.

MOKO SOCIAL MEDIA LIMITED FOR THE YEAR ENDED 30 JUNE 2016	83

SHAREHOLDER INFORMATION

(iiI) Distribution schedule of unlisted options granted over American Depositary Shares (where one ADS = 40 Ordinary shares)

Range	(1)*	(2)*	(3)*	(4)*	(5)*	(6)*	(7)*	(8)*	(9)*	(10)*
100,001 & Over	1	1	1	1	1	1	1	1	1	1
10,001 to 100,000	-	-	-	-	-	-	-	-	-	-
5,001 to 10,000	-	-	-	-	-	-	-	-	-	-
1,001 to 5,000	-	-	-	-	-	-	-	-	-	-
1 to 1,000	-	-	-	-	-	-	-	-	-	-
Total	1	1	1	1	1	1	1	1	1	1

Number	Expiry Date	Exercise Price (USD$)	Number of Shares under option	Number of ADS under option
(1)*	03-Dec-16	$4.58	300,000	7,500
(2)*	31-Dec-16	$6.29	1,000,000	25,000
(3)*	31-Jul-17	$4.00	800,000	20,000
(4)*	22-Sep-17	$3.00	1,000,000	25,000
(5)*	27-Nov-19	$5.35	6,000,000	150,000
(6)*	27-Nov-20	$5.35	6,000,000	150,000
(7)*	27-Nov-18	$3.55	3,000,000	75,000
(8)*	27-Nov-18	$3.55	3,000,000	75,000
(9)*	27-Nov-18	$3.55	2,000,000	50,000
(10)*	31-Dec-18	$1.14	4,000,000	100,000
Total			27,100,000	677,500

* Employee share options - Details of holders of unlisted share options in the employee share option category are exempted from disclosure under Chapter Four of the ASX listing rules.

84	MOKO SOCIAL MEDIA LIMITED FOR THE YEAR ENDED 30 JUNE 2016

SHAREHOLDER INFORMATION

B. Equity security holders

(i)	The names of the twenty largest holders of quoted equity securities are listed below:

Rank	Name Securities %	Securities	%
1	NATIONAL NOMINEES LIMITED	183,609,004	11.06
2	AUXILIATUS PTY LTD	150,000,000	9.04
3	MR TREVOR DOUGLAS NAIRN	94,535,455	5.70
4	UBS NOMINEES PTY LTD	62,500,000	3.77
5	GREATSIDE HOLDINGS PTY LTD	44,950,100	2.71
6	ICE COLD INVESTMENTS PTY LTD	35,000,000	2.11
7	HSBC CUSTODY NOMINEES (AUSTRALIA) LIMITED	32,445,530	1.95
8	ICE COLD INVESTMENTS PTY LTD	30,000,000	1.81
9	OCCASIO HOLDINGS PTY LTD	26,000,000	1.57
10	MARGADH STOC PTY LTD	23,270,000	1.40
11	FIRST INVESTMENT PARTNERS PTY LTD	22,000,000	1.33
12	WESTRADE RESOURCES PTY LTD	20,187,441	1.22
13	J P MORGAN NOMINEES AUSTRALIA LIMITED	18,218,237	1.10
14	MR BRADLEY JOHN HARRIS	16,000,000	0.96
15	MR GREGORY RONALD MCCANN & MRS JANE LOUISE MCCANN	15,194,444	0.92
15	FLORENCE PROPRIETARY LIMITED	15,194,444	0.92
16	MR JOHN ANASSIS	13,675,197	0.82
17	SPO EQUITIES PTY LIMITED	12,452,381	0.75
18	ZERO NOMINEES PTY LTD	11,265,189	0.68
19	P THICK PTY LTD	10,825,000	0.65
20	REEF INVESTMENTS PTY LTD	10,437,090	0.63
	Top 20	847,759,512	51.08

C. Substantial Shareholders

MOKO has been notified of the following substantial shareholdings

Holder	Number of ordinary shares	% of total shares at time of substantial shareholding notice
Peter Yates	50,163,402	6.70%
Trevor Douglas Nairn	144,915,905	17.77%

The substantial shareholders have not filed substantial shareholding notices on the ASX since the completion of a pro-rata non-renounceable Entitlement Issue pursuant to a Prospectus filed on 1 March 2016.

D. Restricted Securities

The Company does not hold any restricted securities

E. Voting Rights

The voting rights attaching to each class of equity securities are set out below:

(i)	Ordinary shares: Subject to any rights or restrictions for the time being attached to any class of shares, at a meeting of shareholders each shareholders entitled to vote may vote in person or by proxy or attorney or, being a corporation, by representative duly authorised under the Corporations Law, and has one vote on a show of hands and one vote per fully paid share on a poll.

(ii)	Options: No voting rights.

F. Listing Rule 4.10.13

MOKO Social Media Limited securities are quoted on the following exchanges:

ASX under the code MKB

OTC PINK under the code MOKOY

MOKO SOCIAL MEDIA LIMITED FOR THE YEAR ENDED 30 JUNE 2016	85